CONFIDENTIAL

July 26, 2012

Stephanie J. Ciboroski
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Grupo Financiero Santander, S.A.B. de C.V. Confidential Draft Registration Statement on Form F-1 Submitted June 8, 2012 CIK No. 0001551975

Dear Ms. Ciboroski:

By letter dated July 5, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (the “Registration Statement”) of Grupo Financiero Santander, S.A.B. de C.V. (the “Company”) relating to a proposed offering in the United States of the Company’s American Depositary Shares (the “ADS”) representing Series B shares. We are enclosing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement for confidential review by the Staff and our responses to your comments as indicated below.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter.  References to page numbers in the Registration Statement are to page numbers in the marked copy of the Registration Statement provided to you today, which reflects changes made to the Registration Statement submitted for confidential review to the Staff on June 8, 2012. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Please also note the following in connection with your review of the Registration Statement:

Stephanie J. Ciboroski
Securities and Exchange Commission

•
We expect to include financial statements for the six months ended June 30, 2012 in the next submission of the Registration Statement, with corresponding changes made to other sections of the prospectus.

•
We have not yet determined the number of ADSs we propose to offer. We will disclose this information and, where required, information reflecting anticipated pricing, in the preliminary prospectus containing all non-Rule 430A information that we will file publicly with the SEC.

General

1.
Please complete the blanks and revise to include all non-Rule 430A information in your next amendment. Note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Rule 430A. Also confirm that any preliminary prospectus that you circulate will include all non-Rule 430A information. Finally, please include the exhibits to the registration statement with your next amendment.

We respectfully advise the Staff that we have not yet determined the number of ADSs we propose to offer.  We have otherwise revised the prospectus to include additional information about our audit committee (page 232) and the American Depositary Shares (pages 19, 256, 259, 261 and 263).  We hereby confirm that any preliminary prospectus that we circulate will include all non-Rule 430A information.

In addition, we respectfully advise the Staff that we are not including the exhibits to the Registration Statement in Amendment No. 1.  We are negotiating the international underwriting agreement and the deposit agreement and therefore cannot file them at this time.  We will submit Exhibits 21.1, 23.1 and 24.1 in connection with the first public filing of the Registration Statement.  We will submit the remainder of the exhibits in a subsequent amendment or amendments to the Registration Statement.  We understand that these exhibits will be subject to review by the Staff.

2.
We note the extensive use of acronyms, industry terms and Spanish language terms throughout the document. We also note that you have included a glossary that defines selected terms. However, please ensure that acronyms and industry terms are defined when first used in a section and that Spanish language terms are translated. In addition, we note that you sometimes refer to a subsidiary or line of business without describing the business. Please provide adequate background and contextual information.

We have made the requested revisions throughout Amendment No. 1 in response to the Staff’s comment and we have also added additional terms to the Glossary to aid in the review of the acronyms, industry terms and Spanish-language terms.

Stephanie J. Ciboroski
Securities and Exchange Commission

We have revised pages 1-2, 12, 38, 93, 110-111, 120, 127, 129 and 141 to provide more contextual information about our subsidiaries and our lines of business.

Presentation of Financial and Other Information, page iii

3.	Please refer to the first paragraph of this section. Note that you may not disclaim the accuracy of data used in this prospectus. Please revise your disclosure accordingly.

We have made the requested revision in response to the Staff’s comment.  Please see page iii of Amendment No 1.

4.
Please provide us with support for the market opportunity data and industry statistics that you have included throughout your prospectus. Clearly mark the relevant sections that support the data and statistics, and note the applicable page number in the registration where the disclosure is located. Please also tell us:

•	how you confirmed that the information reflects the most recent available information;

•	whether all of the information is publicly available;

•	whether you paid for the compilation of any of the data;

•	whether any market information was prepared for your use in the registration statement or by an affiliated party; and

•	whether the authors of the industry information consented to your use of such data in the registration statement.

In response to the Staff’s comment, we are supplementally submitting Annex A to this response letter, which includes references to the support for the market opportunity data and industry statistics, together with a table noting the statements and page numbers to which each supporting document corresponds.  Under separate cover, we are providing to you hard copies of the sources in Annex A.  Unless otherwise noted in the tables in Annex A, we hereby confirm that all of the information reflects the most recent available information and is publicly available, we did not pay for the compilation of any of the data, none of the market information was prepared for our use in the Registration Statement or by an affiliated party, and it was not necessary to have consent from the authors of any of the industry information since it is all publicly available.

Unless otherwise noted in the table in Annex A, we confirmed that all of the information reflects the most recent available information by checking the original source for updates. As noted in Annex A, some of the information relating to our market share

Stephanie J. Ciboroski
Securities and Exchange Commission

is not the most recent data, but we will update such information in our next submission together with other updated financial information for the six months ended June 30, 2012.  We believe that updating this information now would not be efficient, since we will have more recent information when we make the next submission to the Staff.

5.
You disclose that all statements in the prospectus regarding your relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return on average equity and non-performing loans, are based, out of necessity, on information obtained from CNBV reports, and accordingly, are presented in accordance with Mexican Banking GAAP. To the extent you have not already done so, please revise your disclosure to clearly label which measures are in accordance with Mexican Banking GAAP and which measures are in accordance with IFRS whenever they are presented. For example, it is unclear whether the amounts on page 9 relating to your corporate structure are based on Mexican Banking GAAP or IFRS amounts. Additionally, please revise your disclosure of Mexican Banking GAAP measures throughout your prospectus to also include the comparable measure in accordance with IFRS given that your audited financial statements have been presented in accordance with IFRS. At a minimum, we would expect comparative measures to be provided for disclosures related to your nonperforming loans and allowance coverage ratios.

In response to the Staff’s comment, we have specified on pages iii, 1 and 110 that all financial information provided in the prospectus has been prepared in accordance with IFRS, unless otherwise indicated.  We have also revised Amendment No. 1 on pages 1, 11-12, 14, 24, 27, 69, 73, 110, 120, 121, 123, 125, 126, 129, 138, 139, 140, 142, 146-158 and 208 to clearly indicate which measures have been prepared in accordance with Mexican Banking GAAP.

We respectfully inform the Staff that we believe presentation of comparable IFRS measures in each place where Mexican Banking GAAP measures appear would not be helpful to investors and, in most instances, would not be possible.  We have only included Mexican GAAP data in the Registration Statement  (i) where we provide comparisons to other banks and financial groups in Mexico, which do not provide IFRS financial information, (ii) in the “Selected Statistical Information” section where we provide historical financial data of the Company prior to its transition to IFRS, (iii) in the “Selected Financial and Operating Data” section where we provide five years of selected Mexican Banking GAAP financial information, and (iv) where we are providing our regulatory capital ratios, which are determined under Mexican Banking GAAP as a matter of Mexican law and regulation.  Specifically, we believe that presenting IFRS measures in the comparative rankings tables on pages 121, 150, 146-148 and 150-159 where all of our competitors’ data are presented in accordance with Mexican Banking GAAP would be confusing to investors.  We note that our competitors do not prepare financial information in accordance with IFRS, so it would be impossible to include

Stephanie J. Ciboroski
Securities and Exchange Commission

rankings or comparative data based on IFRS.  In addition, adding comparable IFRS numbers of the Company in such tables would be confusing to investors because the only purpose of the tables is to compare the Company’s performance to that of its competitors and the IFRS numbers are irrelevant for that purpose.  In addition, we note that we do not have IFRS measures for the Company prior to January 1, 2010, our transition date to IFRS.

In response to the Staff’s comment, we have clarified at the top of each table in the “Business—Competition” section that the rankings are based on financial information prepared in accordance with Mexican Banking GAAP.  Potential investors will be able to refer to the “Selected Financial and Operating Data” section and our audited financial statements included in the prospectus for the comparable IFRS figures, if available.

Special Note Regarding Forward-Looking Statements, page vii

6.	Please move this section to somewhere after Risk Factors.

In response to the Staff’s comment, we have moved this section so that it follows the “Risk Factors” section.  Please see pages 49-50 of Amendment No. 1.

Prospectus Summary, page 1

7.
We note that your disclosure in this section focuses extensively on your strengths and strategy and leaves balancing disclosure for later in the prospectus. We note further that identical disclosure appears in the Business section. Your summary should provide an overview of the most significant aspects of your offering – not merely repeat the text of the prospectus and recite details regarding the positive aspects of the investment and your industry. Please substantially revise.

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on pages 1-14 to summarize the most significant aspects of the offering.  Additionally, we have included balancing disclosure under the caption “Risks and Challenges.”

8.
Please revise the captions in the summary to eliminate promotional language or provide support for the claims. As nonexclusive examples, we note “high potential” on page 3, “superior track record” on page 5 and “efficient risk management practices” and “cost-efficient culture” on page 9.

In response to the Staff’s comment, we are providing support for the following captions in the summary:

•	“Stable economy with high potential”: We believe Mexico’s economy has high potential due to several factors. As described in the prospectus, Mexico

Stephanie J. Ciboroski
Securities and Exchange Commission

has the second-largest population in Latin America and has experienced continuous expansion of the middle class.  See sources 3 and 32 in Annex A.  Mexico also has one of the highest real GDP per capita ratios in Latin America, and the expected growth rate of the portion of the population over 20 years old (i.e., the economically active portion of the population) in Mexico is higher than other Latin American countries such as Brazil, Argentina and Chile, according to the United Nations Development Program.  See source 33 in Annex A.  In addition, Mexico remains underbanked in comparison with more mature markets and other countries in Latin America, as measured by relatively low ratios of total loans and total deposits as a percentage of nominal GDP.  See source 35 in Annex A.  Mexico’s international reserves have steadily increased over the last few years, reflecting a conservative monetary policy.  The cumulative annual growth rate of Mexico’s international reserves from 2004 to 2011 was 12.8%.  See source 25 in Annex A.
•
“Superior track record”:  We believe our business model has allowed us to be among the most efficient financial groups in Mexico and has allowed us to deliver superior returns to our investors as compared to our competitors in Mexico.  For example, from 2009 to 2011, we ranked first or second among the seven largest private financial groups in terms of return on average equity and second or third in terms of net income.  See sources 59 and 61 in Annex A.

•
“Efficient risk management practices”: In response to the Staff’s comments, we have revised Amendment No. 1 on pages 9 and 125 to replace “efficient risk management practices” with “risk management practices.”

•
“Cost-efficient culture”: Our cost-efficient culture is supported by our efficiency ratio, which was ranked second in 2010 and third in 2011 among the seven largest private financial groups in Mexico.  The efficiency ratio of Banco Santander Mexico was ranked second in both 2010 and 2011 among the seven largest private banks in Mexico.  See sources 62 and 69 in Annex A.

•
“High quality customer service capabilities”: We respectfully advise the Staff that we have been ranked the second-best bank in terms of customer service according to the Corporate Survey on Customer Satisfaction performed by IPSOS in 2011. See source 57 in Annex A.

9.	Please include a brief description of your acquisition of the GE Capital mortgage business and include a more detailed description in the Business section.

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on pages 14, 129 and 140 to describe our acquisition of the GE Capital residential mortgage business.

Stephanie J. Ciboroski
Securities and Exchange Commission

Our Business, page 1

10.
Please revise your tabular disclosure on page 2 for net interest income and operating profit before tax to include your Corporate Activities operating segment so that the disclosure clearly reconciles to your Consolidated Income Statements.

In response to the Staff’s comment, we have revised the tabular disclosure on pages 2 and 111 to include our Corporate Activities operating segment.

11.
It appears that your deposits as of December 31, 2011 included in the tabular disclosure of financial and operational data on page 2 should be 463,841 instead of 436,841. Please revise your disclosure or advise us as to why the amount is accurate as written.

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on pages 3 and 112.

12.
Please revise footnote (2) to your tabular disclosure on page 2 to more clearly describe how you calculate the efficiency ratio. Consider providing a similar description to the one you include in footnote (5) on page 60.

In response to the Staff’s comment, we have revised footnote (2) to our tabular disclosure on pages 3 and 112 of Amendment No. 1.

Stable and well-regulated financial system, page 4

13.	Please provide us with the basis for your assertion that stress tests suggest that the Mexican banking system is able to withstand severe shocks.

We respectfully advise the Staff that the basis for this statement is the IMF Financial System Stability Assessment, which concluded that “[t]he Mexican banking system is profitable, liquid, well capitalized, and stress tests suggest that it is able to withstand severe shocks.”  Please see source 36A in Annex A.

Leading market position, page 4

14.	Please provide us with the bases for your assertions regarding your “leading market positions.”

We respectfully advise the Staff that we believe we have a leading market position because we and our subsidiary Banco Santander Mexico are each ranked among the top four private financial groups and private banks, respectively, in the Mexican market in terms of a broad range of competitive indicators, as disclosed in detail in “Business—Competition” on pages 149-159.  Information from the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) supporting those rankings is included in Annex A in sources 59-78.

Stephanie J. Ciboroski
Securities and Exchange Commission

15.	Please identify the “seven largest private banks in Mexico” and the “seven largest private financial groups in Mexico” with which you have compared your market share.

In response to the Staff’s comment, we have revised the tables in Amendment No. 1 on pages 121 and 150 to clarify that we have compared the Company’s market share to all private financial groups in Mexico and the Bank’s market share to all private banks in Mexico.

Focus on well-defined profitable client segments…, page 5

16.	Please revise to provide context for your statement that market share in key business lines increased 23.1% and provide us with the support for this statement.

In response to the Staff’s comment, we have revised Amendment No. 1 on page 121 to clarify that the 23.1% increase in market share from 11.68% in 2009 to 14.38% in 2011 represents a 2.7 percentage point increase.  Information from the CNBV supporting this market share disclosure is included in Annex A in source 39.

Efficient and business-oriented operational platform, page 5

17.	Please revise to define “multichannel distribution strategy” and “alternative distribution channels.”

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on pages 121-122 and 143 to define “multichannel distribution strategy” and “alternative distribution channels.”

Our Corporate Structure, page 9

18.
We note your tabular disclosures and discussion on pages 9 through 12 where you discuss your results on a subsidiary basis under Mexican Banking GAAP. Please tell us why you have presented this information on a subsidiary basis under Mexican Banking GAAP, and tell us whether you are able to present this information in accordance with IFRS. In this regard, we note your disclosure on page F-111 that management reporting for the Group is generally based on IFRS. If you are not able to disclose this information in accordance with IFRS, please tell us why not.

In response to the Staff’s comment, we have revised Amendment No. 1 on pages 10-13 to present our subsidiaries’ financial data in accordance with IFRS, rather than Mexican Banking GAAP, except for the assets under management of our mutual funds by

Stephanie J. Ciboroski
Securities and Exchange Commission

asset class data on page 12, which is not available in IFRS.  We respectfully advise the Staff that we have also revised Amendment No. 1 on pages 1, 73, 110, 125-128 and 142 to present our subsidiaries’ financial data in accordance with IFRS, rather than Mexican Banking GAAP, which is why the amounts and percentages on those pages have changed as well.

Summary Financial and Operating Data, page 20

19.
We note that you have presented your summary financial data in this section, and throughout Management’s Discussion and Analysis and the Business section in a format where the oldest periods are presented in the first column and the most current periods are presented in the far right column. This presentation contrasts with your presentation in the consolidated financial statements, where the most current period is presented in the first column and the oldest period is presented in the far right column. In order to increase the readability of the document and to better enable investors to more easily compare information between the two sections of the registration statement, please consider revising the formats to be consistent in the flow of the presentation. Refer to SAB Topic 11.E.

In response to the Staff’s comment, we have revised our audited financial statements to present our financial data in chronological order instead of reverse chronological order.

20.
We note your earnings per 1,000 shares information disclosed on page 21. This manner of presenting earnings information is confusing given that it is inconsistent with the presentation in your audited financial statements. Please revise your disclosure here and elsewhere in the filing to a per share basis instead of a per 1,000 shares basis to promote consistency throughout the filing.

In response to the Staff’s comment, we have revised the summary and selected financial data in Amendment No. 1 on pages 22 and 67 to conform to the presentation in our audited financial statements.

Selected Ratios and Other Data, page 23

21.
We note your disclosure of common equity to tangible assets. Please revise your disclosure to state how you calculate this measure, and tell us whether you believe this represents a non-GAAP measure as defined by Item 10(e) of Regulation S-K.

We respectfully advise the Staff that we agree that this ratio is a non-GAAP measure and we have revised the disclosure on pages 24 and 68 to remove this ratio.

Stephanie J. Ciboroski
Securities and Exchange Commission

22.	Please tell us and disclose the impairment loss amount that you utilize to calculate your asset quality ratios.

In response to the Staff’s comment, we have revised pages 25 and 70 of Amendment No. 1 to disclose that our impairment losses were Ps.7,558 million and Ps.7,247 million as of December 31, 2010 and 2011, respectively.  This information is also disclosed in more detail in “Selected Statistical Information—Loan Portfolio—Movements in Allowances for Credit Losses.”

23.
Please disclose why you utilize a percent of computable credit risk instead of only a percent of total loans for two of your asset quality measures. Also, state the circumstances when you would classify guarantees and documentary credits as non-performing and when you would charge-off guarantees and documentary credits.

We respectfully advise the Staff that we include two computable credit risk-based asset quality measures because our management uses these ratios for purposes of managing our credit risk.  We respectfully advise the Staff that, in addition to providing “non-performing loans as a percentage of computable credit risk,” we already provide “non-performing loans as a percentage of total loans” on pages 24 and 69.  In addition, we have added “loan charge-offs as a percentage of average total loans” to the tables on pages 24 and 69.

We have revised our disclosure on pages 25 and 70 to state the circumstances when we would classify guarantees and documentary credits as non-performing and when we would charge off guarantees and documentary credits.  When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

24.	We note your disclosure of liquid assets as a percentage of deposits on page 23. Please respond to the following and revise your disclosures as appropriate:

•	Quantify your liquid assets as of the balance sheet dates presented and the average amounts outstanding during the periods presented.

•	Clearly define what you include in this amount, providing individual quantification of significant components of the amount. To the extent

Stephanie J. Ciboroski
Securities and Exchange Commission

that lines of credit are included as a component of the amount, please explain why you believe it is appropriate to include these amounts in liquid assets as opposed to disclosing they are a source of liquidity you may access in certain situations.

•	Discuss the time period it would take you to liquidate all of the liquid assets and whether additional haircuts would be required in order to do so.

•
Clarify whether this metric is computed and disclosed on a Mexican Banking GAAP basis, or in accordance with certain regulatory required disclosures. To the extent that this measure is required pursuant to regulatory requirements, please discuss any minimum thresholds you are required to maintain.

In response to the Staff’s comment, we have revised the disclosure on pages 25 and 70 to quantify the amount of liquid assets as of the balance sheet dates presented as well as the average amounts of liquid assets during such periods.  We have also clarified what we include in these amounts and provided quantification as requested.  We respectfully inform the Staff that we do not include lines of credit in these amounts.

We respectfully inform the Staff that we have estimated the time period it would take to liquidate all of the liquid assets under two different stress scenarios: an individual crisis and a systemic crisis.  Under both scenarios, we believe we would be able to liquidate immediately all of our cash and balances with the Mexican Central Bank (cash at our branches and ATMs and Depósitos de Regulación Monetaria (Monetary Regulation Deposits)).  Debt instruments issued by the Mexican Government and the Mexican Central Bank are government securities which under both scenarios can be sold to the Mexican Central Bank under repo agreements to obtain immediate liquidity.  We have estimated that we might incur a maximum haircut of 10% under the systemic crisis scenario and no haircut under the individual crisis scenario.

We respectfully inform the Staff that “liquid assets” is computed and disclosed in accordance with IFRS.  Furthermore, we respectfully inform the Staff that we are not required to maintain any minimum amounts of liquid assets by Mexican regulators.

25.
Please tell us why we cannot recalculate loans, net of allowances as a percentage of deposits from the information you provided on page 2. Additionally, please provide a footnote, as necessary, to illustrate how the amount is calculated.

We respectfully advise the Staff that the amount of “loans, net of allowances as percentage of deposits” may be calculated based on the amount of “Loans and leases, net of allowances” on pages 191-192, divided by the total amount of demand and time deposits on pages 99-100.  We have revised the disclosure on pages 24-25 and 69-70 of

Stephanie J. Ciboroski
Securities and Exchange Commission

Amendment No. 1 to illustrate how the amount is calculated and replaced “loans, net of allowances as a percentage of deposits” with “loans and leases, net of allowances, as a percentage of deposits” in order to further clarify the inputs.

26.	We note your disclosure of liquidity ratios that include total funding on page 23. Please quantify your total funding, and clearly define what you include in this amount and how this measure is used.

In response to the Staff’s comment, we have revised Amendment No. 1 on pages 25 and 70 to include a definition of total funding, as well as the total amount of funding as of December 31, 2010 and 2011.  These revisions originated a change in the calculation of these ratios, which is why the percentages have changed.

We present below a breakdown of our funding, as used in the calculation of the liquidity ratios on pages 24-25 and 69:

	IFRS
	For the years ended December 31,
	2010	2011
	(in millions of pesos)
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	13,790	16,380
Reverse repurchase agreements	47,218	45,707
Time deposits	1,317	8,006
Other demand accounts	4,539	5,043
Accrued interest	28	57
Subtotal	66,892	75,193
Customer deposits
Current accounts	156,840	177,986
Savings accounts	25	24
Other demand deposits	9,984	9,122
Time deposits	114,007	128,695
Reverse repurchase agreements	65,021	72,562
Accrued interest	187	259
Subtotal	346,064	388,648
Total deposits	412,956	463,841
Marketable debt securities	12,005	23,894
Total funding	424,961	487,735

Stephanie J. Ciboroski
Securities and Exchange Commission

We respectfully advise the Staff that we use total funding to calculate the relevant liquidity ratios because management believes that liquidity measures that take into account total funding, as well as those that take into account deposits only, are relevant to evaluating the bank’s liquidity, which reflects funding beyond just deposits.

27.
Given that certain of your metrics presented are based on Mexican Banking GAAP, such as certain of your capital adequacy disclosures which are denoted by footnote (8), and certain are based on IFRS, please more prominently illustrate on the face of the table which metrics are based on Mexican Banking GAAP. For example, consider parenthetically indicating next to the metric which ones are based on Mexican Banking GAAP and consider an introductory note that all metrics presented below are based on IFRS unless otherwise denoted.

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on pages 24 and 68-69 to prominently display on the face of the relevant tables which metrics are based on Mexican Banking GAAP.  We have also included an introductory note explaining that all metrics in the relevant tables are based on IFRS unless otherwise noted.

Risk Factors, page 25

28.	Many of your risk factor discussions are generic or too vague to be meaningful to investors. For example:

•	“Our financial results are constantly exposed to market risk…;”

•	“Our ability to maintain our competitive position depends…;”

•	“Any failure to effectively improve or upgrade our information technology…;”

•	“Our management has discretion in how we allocate and use the net proceeds…;” and

•	“We may make acquisitions that may not be successful.”

These are only examples. Please revise your risk factor section to identify any specific situations that make you particularly vulnerable to the identified risks and provide more specific discussions of the potential consequences.

Stephanie J. Ciboroski
Securities and Exchange Commission

In response to the Staff’s comment, we have revised the disclosure throughout the “Risk Factors” section to identify specific situations that make our company particularly vulnerable to the risks we identify and have provided more specific discussion of the potential consequences.

29.	The headings of many of your risk factors use terminology that suggests that actual risks are merely possibilities. Please revise.

We respectfully submit to the Staff that we believe we have disclosed the most significant factors that could impact our business, financial condition and results of operations materially if any of the risks we identify actually occurs.  We believe that these risks are by definition possibilities and reflect the risks that are known to us and that we currently believe may materially and adversely affect us.  We respectfully submit to the Staff that we do not believe it is appropriate to suggest that the risks represent more than possibilities except insofar as we believe they are likely to occur and that we believe the headings of the risk factors and the discussions that follow the headings accurately describe what we believe to be the likelihood of these risks occurring and how we believe the risks affect us.  In response to this and other comments of the Staff, we have revised the risk factors in an effort to more clearly identify the nature and likelihood of occurrence (if known) of the described risks.

Risks Associated with Our Business, page 25

30.
Please add risk factor disclosure that addresses the risks associated with your April 2011 acquisition of the GE Capital mortgage business. For example, we note from your disclosure on pages 76 and 77 that nonperforming assets and nonperforming assets relating to mortgage loans increased 27.5 percent and 218 percent, respectively, in 2011 as a result of this acquisition.

We respectfully advise the Staff that we do not consider an additional risk factor related to the GE Capital residential mortgage business to be necessary. Although at the time of the acquisition, the non-performing loan portfolio related to the GE Capital mortgage business was greater than the portfolio we originated, we proceeded to write-off and provision all the loans according to our own credit policies in the months following the acquisition. Since the end of 2011, the mortgage portfolio we acquired from GE Capital has been managed under the same policies and practices as the rest of our mortgage portfolio.  We do not expect to experience unusual impairment in the GE Capital portfolio or other mortgages going forward.  In addition, while we faced operational risks in connection with the integration of the GE Capital residential mortgage portfolio into our books, this integration process has been completed.

Stephanie J. Ciboroski
Securities and Exchange Commission

Mexican government regulations may have a material adverse effect on us, page 26

31.
You disclose that as a reaction to the 2008 economic crisis, Mexican regulatory entities increased loan loss reserves requirements in 2009, and as a result, you recognized substantial increases to your loan loss reserves that you believe are smaller than the loan loss reserves that you would have been required to recognize under IFRS. Please explain why you believe loan loss reserves that you would have recognized under IFRS would have been higher than your loan loss reserves under Mexican Banking GAAP in 2009.

Also, reconcile the circumstances that existed in 2009 with the circumstances that existed as of January 1, 2010 when you recognized a reduction in impairment loan losses as an increase to Equity of Ps. 1,959 million upon adoption of IFRS as issued by the IASB.

In response to the Staff’s comment, we have revised this risk factor on page 27 to explain why we believe loan loss reserves that we would have recognized under IFRS would have been higher than our loan loss reserves under Mexican Banking GAAP in 2009.

We respectfully advise the Staff that under Mexican Banking GAAP, both loan loss reserves and provisions related to undrawn lines of credit are grouped under a single balance sheet item denominated “Allowance for loan losses.”  By contrast, under IFRS, these provisions are recorded as separate items on our balance sheet.  Loan loss reserves are presented in “Loans and receivables” and provisions related to undrawn lines of credit are presented in “Provisions.”

The net difference between the amount of loan loss reserves and provisions related to undrawn lines of credit under IFRS of Ps.14,457 million and the amount of  “Allowance for loan losses” under Mexican Banking GAAP of Ps.11,368 million was Ps.3,089 million.

This net difference was recorded upon adoption of IFRS as issued by the IASB as an increase of shareholders’ equity of Ps.1,959 million and as a reduction of shareholders’ equity of Ps. 5,048 million as follows:

	Mexican Banking GAAP	IFRS	Difference

Loan loss reserves	12,036	10,077	(1,959)	Increase to equity

Undrawn lines of credit		5,048	5,048	Decrease to equity

	12,036	15,125	3,089

Please see our response to comment 136 for additional information.

Stephanie J. Ciboroski
Securities and Exchange Commission

32.
Please revise to quantify in this risk factor the “substantial increases to [y]our loan loss reserves” that you were required to recognize as a result of Mexican regulation following the 2008 economic crisis. Please also clarify why “foreclosure practices on collateral in Mexico can be subject to delays” (i.e., whether such delays result from regulatory policies) and what “other factors may impair the value of the collateral during the foreclosure process.”

In response to the Staff’s comment, we have revised this risk factor on page 27 to quantify the substantial increases to our loan loss reserves that we recognized as a result of the regulatory change and to clarify that this regulatory change related only to the calculation of reserves for the credit card portfolio.

In addition, we have revised this risk factor on page 27 to clarify that by “delays” in the foreclosure process, we mean that the foreclosure process takes two to three years on average to be completed due to procedural requirements under Mexican law and that other factors that may impact the value of collateral include third-party claims on the collateral, mechanic liens and deterioration of the property.

Future Mexican government restrictions on interest rates…, page 26

33.
Please revise to provide additional context regarding potential interest rate limits. For example, describe the interest rate limits that have been proposed and quantify the amount of your outstanding loans that exceed those limits.

We respectfully inform the Staff that the possibility of imposing limits on the interest rates has only been discussed at a conceptual level.  As of the date of Amendment No. 1, the Mexican Congress and Mexican regulators have not yet proposed any specific limit to the interest rates we may charge.  As a result, we cannot quantify the amount of our outstanding loans that would exceed any proposed limit.  We have clarified our disclosure on pages 27-28 of Amendment No. 1 by providing this additional context.

Loan loss reserves requirements in Mexico differ from those in the United States…, page 27

34.
You disclose that although you have estimated your loan loss reserves using an incurred loss model in accordance with IFRS for the purposes of the audited financial statements included elsewhere in the prospectus, your loan

Stephanie J. Ciboroski
Securities and Exchange Commission

loss reserves for regulatory capital purposes are determined based on an expected loss model in accordance with Mexican Banking GAAP. You go on to state that if the rules applicable in the United States were applicable in Mexico today, the level of your loan loss reserves might be required to be higher than the reserves currently recorded. Please revise to clarify whether you are stating that an incurred loss model under U.S. GAAP, which is the same model used for U.S. regulatory capital purposes, may result in a higher loan loss reserve estimate than your expected loss model under Mexican Banking GAAP. If you believe this is the case, please clearly explain your basis for this conclusion.

In response to the Staff’s comment, we have revised the risk factor on page 28 to clarify that our intent was to compare the reserves that we would be required to have under IFRS to the reserves that we are required to have under Mexican Banking GAAP.  We have determined that if IFRS were applicable in Mexico today, the level of our loan loss reserves would be lower than our actual reserves under Mexican Banking GAAP.  However, our Mexican Banking GAAP loan loss reserves have been lower than they would have been under IFRS in the past and may be lower than they would be under IFRS in the future.

35.
In an appropriate section of your prospectus, please disclose all material differences between loan loss reserve requirements in the United States and those requirements to which you are subject. Additionally, please expand your risk factor disclosure to explain the “less conservative proprietary methodology” that you use to determine loan loss reserves for your corporate, business and financial institution loans, and to explain the material differences between the alternative and standard methodology. Please ensure that your revised risk factor disclosure addresses all material risks relating to the use of this alternative methodology.

In response to the Staff’s comment, we have disclosed on page 212 of Amendment No. 1 all significant differences between loan loss reserves requirements under IFRS and those to which we are subject in Mexico.

We respectfully advise the Staff that we do not believe the use of our proprietary methodology poses any material risks.  Our proprietary methodology has been subject to strict audit and review processes conducted both by the CNBV and the Bank of Spain.  We have revised our disclosure on pages 28 and 211 to remove the description of our proprietary methodology as “less conservative” because the use of a proprietary methodology does not necessarily result in a reduction of capital requirements or provisions.  Instead, the use of a proprietary methodology, because it is based on the particular characteristics of our portfolio, predicts expected losses more accurately than the standard methodology.

Stephanie J. Ciboroski
Securities and Exchange Commission

Our loan and investment portfolios are subject to risk of prepayment…, page 28

36.
Please revise to disclose any recent trends in prepayments that would contribute to the risks that you cite in this section. We note in this regard from your disclosure on page F-69 that your prepayment assets increased over 275% in 2011 compared to 2010.

We respectfully inform the Staff that the table presented on page F-106 refers to prepayments on marketing expenses, not prepayments on loans.  While the percentage increase in prepayments on marketing expenses was greater than 275% in 2011 as compared to 2010, the absolute increase was only Ps.490 million, or 0.07% of our total assets as of December 31, 2011, which we believe to be an immaterial amount.  We have not experienced a significant increase of prepayments on our credit portfolios; however, prepayment risk is inherent to our commercial activity and could potentially have a material adverse effect on us as discussed in the risk factor.

We may be required to make significant contributions to IPAB, page 30

37.	Please revise to clarify whether you have been required to make extraordinary contributions to IPAB in the past.

We respectfully advise the Staff that we have not been required to make extraordinary contributions to the IPAB in the past.

Liquidity risks could have a material adverse effect on us, page 31

38.	Please revise to clarify whether you have suffered from liquidity problems in the past.

We respectfully advise the Staff that we have revised this risk factor on page 33 to clarify that we have not suffered from material liquidity problems since 1995 to 1996, when we experienced a significant increase in the cost of funding as a result of the financial crisis in Mexico.  During this period, we were able to obtain the required funding, but at a higher cost.

The credit card industry is highly competitive and entails significant risks…, page 31

39.
It currently is unclear from your existing disclosure what the “risks particular to Mexico” are relating to the credit card industry. Please revise your disclosure accordingly. Please also expand your disclosure in this section to quantify the “substantial reduction” that you experienced in your credit card loan portfolio between 2008 and 2010 and describe the composition and risk profile of your credit card customers.

Stephanie J. Ciboroski
Securities and Exchange Commission

In response to the Staff’s comment, we have corrected the risk factor on page 33 to clarify that our reference to “risks particular to Mexico” was meant to refer to the possibility of over-indebtedness of our customers, which is not a risk particular to Mexico.  We have also quantified the reduction in our credit card loan portfolio between 2008 and 2010 and described the composition and risk-profile of our credit card customers.

Credit, market and liquidity risk may have an adverse effect on our credit ratings…, page 32

40.
Please update your risk factor disclosure to reflect the recent downgrades of Spain’s sovereign debt and of Banco Santander, S.A. Your revised risk factor disclosure also should clarify for investors the extent to which these downgrades have increased your funding costs or those for Banco Santander, S.A. For example, we note from your disclosure on page 81 that you experienced a significant increase in interest expense relating to debt issuance during 2011. Also, please quantify in the risk factor the likely effect of an additional one- and two- notch credit rating downgrade on your borrowing costs and your collateral obligations under your derivative contracts.

In response to the Staff’s comment, we have revised the risk factor on pages 34-35 to reflect the recent downgrades of Spain’s sovereign debt and of Banco Santander, S.A.’s debt.  We respectfully advise the Staff that these downgrades did not result in an increase in our funding costs, nor were we required to post additional collateral or take other actions under any of our derivative contracts.  Our funding costs have not been affected by these downgrades because we currently do not have outstanding debt securities in the international capital markets; for debt financing, we currently rely entirely on local, peso-denominated issuances, and we continue to be rated mxAAA, Aaa.mx and AAA(mex) by Standard & Poor’s, Moody’s and Fitch Ratings with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.  We do not expect that our borrowing costs would increase or that we would be required to post additional collateral or take other actions under any of our derivative contracts in the event of future downgrades of Spain’s sovereign debt or Banco Santander, S.A.’s debt, provided that the Company’s long-term debt has not also been downgraded.  However, in response to the Staff’s comment, we have quantified in the revised risk factor the likely effect of a one- and two-notch credit rating downgrade on our borrowing costs and our collateral obligations under our derivative contracts in the event we determined to issue debt securities in the international capital markets.

We respectfully advise the Staff that we do not believe it is appropriate to comment on whether recent downgrades of Spanish sovereign debt or Banco Santander, S.A.’s debt have increased Banco Santander, S.A.’s funding costs.  Nor do we believe this information to be relevant to our potential investors, as they would be investing in the securities of the Company rather than securities of our parent company, Banco Santander, S.A.

Stephanie J. Ciboroski
Securities and Exchange Commission

41.
Please revise your risk factor to address the liquidity risks associated with recent macroeconomic events in Spain. For example, please clarify whether Banco Santander, S.A. will use any proceeds from this offering to help meet or bolster capital requirements.

We respectfully advise the Staff that while macroeconomic events in Spain could have an impact on our funding costs, we do not believe that such events affect any liquidity risks we face in a manner beyond what we already disclose in the risk factor (i.e., by potentially increasing our cost of funding due to an adverse change in our ratings).  As we describe in the risk factor, ratings agencies have recently downgraded Banco Santander Spain’s rating, together with that of the other main Spanish banks, due to the macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets.  These downgrades in our parent company’s credit ratings could adversely affect us, including by increasing our borrowing costs.

Furthermore, we respectfully inform the Staff that we cannot comment on the use of proceeds of Banco Santander, S.A. from this offering, including whether Banco Santander, S.A. will use the proceeds to help meet or bolster its capital requirements.  In addition, we respectfully inform the Staff that we do not believe such disclosure would be meaningful for investors in our Series B shares or ADSs.

Our increasing focus on individuals and small and medium-sized businesses…, page 33

42.
We note from your disclosure on page 76 that non-performing assets increased significantly in 2011 compared to 2010 due to an increase in nonperformance in your mortgage portfolio. Please revise this risk factor to quantify the amount of your non-performing loans and charge-offs for the 2011 fiscal year and to describe any significant changes or trends.

We respectfully advise the Staff that we believe this risk factor includes all significant changes or trends with respect to non-performing loans and charge-offs; namely, the increase in non-performing loans and charge-offs of individuals and small and medium-sized enterprises, or SMEs, as we seek to increase lending to these types of customers.  We respectfully advise the Staff that the increase in non-performing assets in our mortgage portfolio in 2011 as compared to 2010 resulting from the acquisition of the GE Capital residential mortgage business is a non-recurring event that is not representative of a significant change or trend.

In response to the Staff’s comment, we have revised this risk factor on page 36 to quantify the increase in individual and SME non-performing assets and charge-offs of loans to individuals and SMEs from 2010 to 2011.

Stephanie J. Ciboroski
Securities and Exchange Commission

We may not be able to detect money laundering and other illegal…, page 34

43.	Please clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.

We respectfully advise the Staff that we have revised the risk factor on page 37 to clarify that we have not been subject to fines or other penalties, or suffered business or reputational harm, as a result of money laundering activities in the past.  However, Banca Serfin admitted to money laundering and paid a fine in 1999 as a result of the U.S. investigation known as “Operation Casablanca.”  We acquired Grupo Financiero Serfin (including Banca Serfin) in 2000 and Banca Serfin and Banco Santander Mexico merged in 2004.  Because this money laundering occurred prior to our acquisition of Banca Serfin, and because this incident took place more than a decade ago, we do not believe it needs to be disclosed in the risk factor on page 37.

Under the Statutory Responsibility Agreement…, page 35

44.
Please include a separate risk factor that discusses Article 28 Bis of the Mexican Financial Groups Law and describes in detail the possibility that shareholders’ shares could be posted as collateral in favor of IPAB and the risks associated therewith.

In response to the Staff’s comment, we have added a risk factor on pages 38-39 that discusses Article 28 Bis of the Mexican Financial Groups Law and describes in detail the possibility that shareholders’ shares could be posted as collateral in favor of IPAB and the risks associated therewith.

We engage in transactions with our subsidiaries or affiliates that others may not…, page 35

45.
Please quantify in this risk factor the aggregate amount and percentage of your expenses and revenues that are related to services agreements that you currently have with your subsidiaries and affiliates. Also, please revise to explain why the terms that you consider to be “substantially on market conditions” could be interpreted by third parties as not “on an arm’s-length basis.”

In response to the Staff’s comment, we have quantified in this risk factor the aggregate amount and percentage of our expenses that were related to services agreements with our subsidiaries and affiliates in 2011, and we have specified that we had an insignificant amount of income related to such agreements in 2011.  Please see page 39 of Amendment No. 1.

Stephanie J. Ciboroski
Securities and Exchange Commission

We have also revised this risk factor to explain that although the CNBV has not disagreed with our determinations that the terms of transactions with subsidiaries and affiliates are “substantially on market conditions” in the past, we can provide no assurances that the CNBV will agree with any of our future determinations.  We respectfully advise the Staff that we obtain a transfer price confirmation annually with respect to the services agreement executed with our subsidiaries and affiliates.  This transfer price confirmation is issued by an independent auditor that confirms the transactions are consistent with prevailing market conditions.

Developments in other countries may affect us, including the prices for our…, page 39

46.
We note your general statements regarding the relationship between the economies of Mexico and the United States; however, it is unclear from this risk factor whether the United States economy has materially impacted your business and operations in the past. Please revise to clarify. We note in this regard your disclosure on page 63 that in 2009 Mexico suffered the sharpest decline in its gross domestic product since 1932 “[g]iven its important commercial ties with the [United States] economy.” Please also tell us whether you have considered the extent to which risks associated with recent developments with the Spanish economy could materially impact your business and operations.

In response to the Staff’s comment, we have revised this risk factor on page 43 to describe how the economic difficulties in Mexico and Europe have affected the Mexican economy and monetary policy and to describe how developments with the European economy could materially impact our business and operations.

Corporate disclosure in Mexico may differ from disclosure regularly published…, page 39

47.
Please revise to highlight how your Exchange Act reporting obligations will not be as frequent and, in some respects, not as rigorous as those of U.S. companies (e.g., you will not be subject to the U.S. proxy rules under Exchange Act Section 14).

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on page 43 to highlight how our Exchange Act reporting obligations will not be as frequent and, in some respects, not as rigorous as those of U.S. companies.  We have also eliminated the references to U.S. GAAP in this risk factor because we report in IFRS in addition to Mexican Banking GAAP.

Stephanie J. Ciboroski
Securities and Exchange Commission

48.
Please expand your disclosure here, or in another risk factor as appropriate, to specify the New York Stock Exchange corporate governance requirements from which you are exempt due to your status as a foreign private issuer. For example, we note from your disclosure on page 203 that you have not made a determination as to whether any of your directors or committee members would be considered “independent” under U.S. securities laws or the rules of any U.S. securities exchange.

In response to the Staff’s comment, we have added another risk factor on page 44 to specify the NYSE corporate governance requirements from which we are exempt due to our status as a foreign private issuer.

Actual or anticipated sales of our Series B shares or the ADSs…, page 43

49.	Please revise to disclose the number of shares subject to the lock-up agreements.

We respectfully advise the Staff that until we know the number of Series B shares (including in the form of ADSs) that we will sell in the international offering, we cannot provide the number of shares subject to the lock-up agreements.  However, we expect that the lock-up agreements will cover at least 99.0% of the shares (including in the form of ADSs) that are not sold in the global offering.  We have revised the disclosure on page 47 of Amendment No. 1 to include this information.  Once we have determined the number of shares to be sold in the international offering, we will update the disclosure to include the number of shares subject to the lock-up agreements.

The Mexican Securities Market, page 47

50.	Please revise to specify the “certain levels” under which the trading volume of your Series B shares would trigger delisting or deregistration.

We respectfully advise the Staff that we have revised this section on page 55 to specify the percentage of our aggregate outstanding shares that must be held by the public and the minimum number of investors that are required, to avoid delisting or deregistration of our Series B shares.

Regulation and Listing Standards, page 48

51.
We note from your disclosure on page 14 that you are conducting a public offering in Mexico concurrent with this offering. We also note your reference in this section to requirements that must be met in order for an issuer to offer securities to the public in Mexico, as well as your reference to “CNBV approval.” Please explain to us the process by which CNBV must approve your Mexican prospectus before you can offer shares in Mexico.

We respectfully advise the Staff that, similar to the requirements that must be satisfied to conduct a public offering of equity securities in the United States, in Mexico public offerings of equity securities are subject to certain registrations and approvals.  In

Stephanie J. Ciboroski
Securities and Exchange Commission

particular, the CNBV must approve the registration of the applicable shares in the National Securities Registry maintained by the CNBV, which in our case implies an update of such registration because our shares are already registered in the National Securities Registry, the public offering of the applicable shares and the public distribution of the relevant prospectus.  We have filed with the CNBV to obtain approvals to update the registration of our shares with the National Securities Registry, to conduct a public offering of our Series B shares in Mexico and to publicly distribute our prospectus in Mexico.  To receive such approvals, we are required to file, and have filed, several documents with the CNBV, including a prospectus that satisfies Mexican law and rules thereunder, minutes of the shareholders’ meeting to approve the issuance of the Series B shares to be offered, certifications relating to our capital stock, a notice of public offering and a form of underwriting agreement to be used for the Mexican offering.  The CNBV reviews the applicable documentation and provides comments, which we must respond to prior to receiving an approval.  We are currently waiting for the first set of comments from the CNBV and expect to receive several rounds of comments before obtaining the required approvals.

As required under applicable Mexican law, the prospectus that is used for the Mexican offering is required to include substantially the same information that is included in the prospectus that is used for the public offering made in the United States, except that the prospectus for the Mexican offering is prepared in Spanish and accounting information is prepared and included in accordance with CNBV standards, as opposed to IFRS.  Throughout the comments periods of the Staff and the CNBV, we take steps to maintain the consistency of the information included in the Mexican prospectus and in the prospectus to be used for the public offering in the United States.

In addition, for securities to be traded on the Mexican Stock Exchange, the Mexican Stock Exchange must approve the listing or updating of the listing of such securities.  We have made a filing with the Mexican Stock Exchange so that our newly issued shares, which will be offered in the Mexican offering, are listed with the Mexican Stock Exchange.

52.
Furthermore, please clarify whether you have received regulatory approval to offer your shares in Mexico. Please also indicate whether the CNBV has waived any requirements for you, and if so, what they are.

We respectfully advise the Staff that we have not received any regulatory approval to offer our shares in Mexico.  We have applied to obtain the necessary approvals, as described in our response to comment 51 above.

The CNBV has not waived any requirements to conduct a public offering of our shares in Mexico.  However, because our shares are already registered with the National Securities Registry maintained by the CNBV, certain documentation necessary to obtain the aforementioned approvals does not need to be filed.

Stephanie J. Ciboroski
Securities and Exchange Commission

Capitalization, page 54

53.
We note that you have included all liabilities within your Capitalization table. Given that this table represents your capitalization and indebtedness, please tell us why you believe it is appropriate to disclose all liabilities, including financial liabilities held for trading, deposits provisions, tax liabilities, and other liabilities. Specifically, address why you believe it is appropriate to include the additional liabilities that do not appear to represent short-term and long-term borrowings.

In response to the Staff’s comment, we have revised the capitalization table on page 62 to include our indebtedness rather than all liabilities.

Dilution, page 55

54.
Please provide additional disclosures to reflect the impact of the exercise of the underwriters’ overallotment option on net tangible book value per share as well as any increase to existing shareholders and dilution to new investors. Also, disclose based upon the mid-point of the range, the number of shares of common stock purchased, the total consideration paid, and the average price per share paid by the existing shareholders and by the new investors.

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on page 64 to provide additional disclosures to reflect the impact of the exercise of the underwriters’ option to purchase additional shares on net tangible book value per share as well as any increase to existing shareholders and dilution to new investors.  In addition, we have disclosed on page 64 the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the existing shareholders.  We will include similar information with respect to the new investors based upon the midpoint of the range once we have included pricing information in the Registration Statement.

Selected Financial and Operating Data, page 57

55.
Please revise your disclosure to include earnings per share from continuing operations in your consolidated income statement data in accordance with IFRS pursuant to Item 3.A.2 of Form 20-F by operation of Item 4(a) of Form F-1.

In response to the Staff’s comment, we have revised Amendment No. 1 on page 67 to include earnings per share from continuing operations in our consolidated income statement data.

Stephanie J. Ciboroski
Securities and Exchange Commission

56.
We note that you include selected financial data in accordance with Mexican Banking GAAP on page 61. Please tell us whether you intend to include selected financial data on a Mexican Banking GAAP basis in future annual reports on Form 20-F, and if so, please tell us why you believe this information will be useful to an investor in your future annual reports.

We respectfully advise the Staff that we do not intend to include selected financial data in accordance with Mexican Banking GAAP in our future annual reports on Form 20-F.  However, we are including selected financial data in accordance with Mexican Banking GAAP in our Registration Statement so that potential investors will have the same information in the English language that is already available in the Spanish language through our public filings in Mexico.  After we become a reporting company, we will furnish our interim and annual financial information prepared in accordance with Mexican Banking GAAP and translated into the English language on Form 6-K, so there will be no need to provide such information in our future annual reports on Form 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Trends Affecting our Financial Condition and Results of Operations, page 64

57.	Please provide expanded disclosure as to how the identified trend of a global economic slowdown, particularly in Europe, may materially impact your financial condition and results of operations.

In response to the Staff’s comment, we have expanded the disclosure to detail how the identified trend of a global economic slowdown, in the United States and in Europe, may materially impact our financial condition and results of operations.  See pages 74-75 of Amendment No. 1.

Effects of Changes in Interest Rates, page 64

58.	Please revise to quantify the adverse impact that the low interest rates you cite in this section have had on your financial margins over the past two fiscal years.

In response to the Staff’s comment, we have revised the disclosure on page 75 to add an explanation of the impact that low interest rates have had on our financial margin.  Although difficult to precisely quantify, we have attempted to express the impact of a low interest rate environment using a sensitivity analysis based on interest rate hedges by our Assets and Liabilities Committee.

Results of Operations…, page 67

59.
You disclose on page 71 that certain loans to SMEs (Small and medium-sized enterprises) are guaranteed in part by Nacional Financiera, a Mexican development bank. You go on to state that these loans are collateralized by

Stephanie J. Ciboroski
Securities and Exchange Commission

participaciones federales, representing the portion of federal taxes to which states and municipalities are entitled and that is pledged as security for the loans granted, which in turn leads to loans with lower risk that are charged lower interest rates. You also indicate on page 125 that you receive support from the Mexican Institute of the National Housing Fund for Workers for certain mortgage loans. Please revise your tabular disclosures of loans by type of customer on page 122 or page 172 to clearly indicate the amount of guaranteed loans included in such tables by loan type. Additionally, please disclose the following related to your guaranteed loans:

•	The nature of the guarantee on these loans, including the percentage of loss that is guaranteed by a government entity or federal taxes that have been pledged as collateral; and

•
How guarantees impact your non-performing loan statistics by loan type. For example, disclose whether you exclude non-performing loans that are guaranteed from your non-performing loan ratios on page 172. If so, please quantify the amounts that have been excluded and the impact on such ratios.

We have revised the disclosure on page 191 to clarify that the loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

The aggregate amount of our loans that are guaranteed in any respect is approximately Ps.228,585 million and Ps.244,980 million as of December 31, 2011 and December 31, 2010, respectively.  The nature and extent of these guarantees varies substantially from loan to loan as does the creditworthiness of the guarantors.  As such, we believe it is not practicable to provide a tabular breakdown by type of guarantee and/or by loan type in a way that would be meaningful for investors. Moreover, we believe disclosing the aggregate amount of guaranteed loans would be confusing for investors as such disclosure could imply that the credit quality of all such loans is materially enhanced as a result of the guarantees.  In fact, the extent of credit enhancement varies substantially from loan to loan.  Accordingly, we have not revised the related tabular disclosures of loans by type of customer to include additional information on guaranteed loans.

Net Fee and Commission Income, page 72

60.
Please describe how “regulatory limits on fees charged to clients” resulted in a reduction in net fees for 2011. Please also clarify whether delaying the charging of annual fees until three months after card issuance resulted from regulatory changes or internal policy. In addition, on page 197 you indicate that in November 2010 the Mexican Central Bank published new rules that regulate the issuance and use of credit cards. Please describe the new rules and the effect they have had on you.

Stephanie J. Ciboroski
Securities and Exchange Commission

In response to the Staff’s comment, we have revised the disclosure on page 83 to explain the impact of regulatory limits on fees charged on our net fees in 2011.  We have also clarified that delaying the charging of annual fees until three months after card issuance resulted from competitive pressures.

Separately, we have revised the disclosure on page 217 to describe the new rules issued in November 2010 and to explain that they have not had a material impact on our operations or financial condition.

Gains (Losses) on Financial Assets and Liabilities (Net), page 73

61.
Please supplement your discussion on page 74 by including a tabular disclosure of net gains (losses) on financial assets and liabilities by product type, including interest rate, equity, and exchange rate products that clearly reconciles to total net gains (losses) on financial assets and liabilities for the periods presented. Additionally, given the significant volatility in the gains and losses recognized on these financial instruments, please expand your disclosure to discuss the drivers of the gains (losses) recognized, including in your proprietary trading activities, such as the foreign currencies driving the impact, or the specific equity indices, similar to your disclosure outlining the drivers of the losses from interest rate derivatives on pages 74 and 80.

In response to the Staff’s comment, we have added a table on page 84 showing net gains (losses) on financial assets and liabilities by product type for 2010 and 2011.  We have also revised the disclosure to discuss the drivers of the gains (losses) recognized.

Commercial, financial and industrial, page 76

62.
You disclose that non-performing assets in commercial, financial and industrial loans increased Ps. 208 million, or 8.7%, from December 31, 2010 to December 31, 2011, primarily due to a slight increase in non-performing assets in the SMEs portfolio due to growth of the portfolio. We also note per page 172 that this portfolio has grown 21% year over year. Please tell us whether you have revised your underwriting standards in order to achieve this growth. Additionally, to the extent that newly originated SME loans are becoming non-performing assets more quickly than you have experienced in the past, please tell us whether you are adjusting your underwriting policies accordingly.

We respectfully inform the Staff that we did not revise our underwriting standards in order to achieve high rates of growth in our SME portfolio.  The growth in the portfolio is primarily due to our launching of new SME product offerings in 2009 and a

Stephanie J. Ciboroski
Securities and Exchange Commission

targeted growth plan, each of which has proven effective.  In addition, we have not experienced greater deterioration in newly originated SME loans as compared to existing SME loans and therefore we currently are not considering adjusting our underwriting policies.

Mortgage, page 77

63.
You disclose that the NPL ratio for mortgage loans deteriorated from 1.98% to 3.51% due to the acquisition of the GE Capital mortgage business in Mexico in April 2011. Please tell us whether you classified any of the mortgages acquired in that acquisition as nonperforming on the date of acquisition, or whether all loans were originally classified as performing since they were recorded at fair value, and were only classified as nonperforming at a later date due to further credit deterioration.

We respectfully inform the Staff that in connection with our acquisition of the GE Capital residential mortgage business, we classified a portion of the mortgage portfolio that we acquired as non-performing in accordance with Mexican Banking GAAP on the date of the acquisition.

With respect to our IFRS financial statements, we recorded the mortgage loans that we acquired at fair value on the date of acquisition.  As of the date of acquisition, 3.7% of this mortgage portfolio was classified as a non-performing asset pursuant to our definition of non-performing loans: (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit cards), and (z) 90 days, in the case of periodic payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) if greater than 25% of a customer’s loans are considered non-performing, the rest of such customer’s loans and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Please also see our response to comment 106 below.

Installment loans to individuals, page 77

64.	Please revise to describe the “more stringent standards for credit card issuances” that contributed to the 2011 decrease in non-performing assets.

In response to the Staff’s comment, we have revised the disclosure on page 88 to describe the “more stringent standards for credit card issuances” that contributed to the decrease in 2011 in non-performing assets.

Stephanie J. Ciboroski
Securities and Exchange Commission

Corporate Activities Segment, page 80

65.
We note that your Corporate Activities segment experienced a significant decrease in operating profit in 2011 compared to 2010. Please expand your disclosure to define the ALCO portfolio referenced in the first and third bullet points on page 81 and explain what it is. Also, please explain why you experienced such a significant increase in interest expense relating to debt issuance during 2011.

In response to the Staff’s comment, we have expanded the disclosure on page 75 to define the ALCO portfolio and on page 92 to explain the ALCO portfolio, and have added disclosure to explain the significant increase in interest expense relating to debt issuance during 2011.

Liquidity Management, page 83

66.	Please add disclosure explaining why non-interest bearing demand deposits increased significantly in 2011. Please also clarify why short-term borrowings increased significantly in 2011.

In response to the Staff’s comment, we have added disclosure on page 95 to explain the reasons why non-interest bearing demand deposits increased significantly in 2011 and revised the disclosure to clarify why short-term borrowings increased significantly in 2011.

67.	Please add disclosure that explains the liquidity risk presented by the short-term nature of your funding sources.

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on page 96 to explain the liquidity risk presented by the short-term nature of our funding sources.

Off-Balance Sheet Arrangements, page 88

68.	Please revise to provide a footnote describing the nature of the items included within the contingent assets and liabilities line item.

In response to the Staff’s comment, we have added footnote (1) to the table on page 101 describing the nature of the items included within the contingent assets and liabilities line item.

Business, page 97

69.
We note your disclosure that all of the financial data in this section regarding your subsidiaries has been prepared in accordance with Mexican Banking GAAP, whereas all of your consolidated financial data in this section has

Stephanie J. Ciboroski
Securities and Exchange Commission

been prepared in accordance with IFRS. Please revise your disclosure throughout this section to clearly label which measures and discussion are based on IFRS and which are based on Mexican Banking GAAP. Additionally, please address the following:

•
Tell us why you have presented some information in this section on a subsidiary basis under Mexican Banking GAAP, and tell us whether you are able to present this information in accordance with IFRS. If you are not able to disclose this information in accordance with IFRS, please tell us why not.

•
Tell us whether you intend to include discussion on a Mexican Banking GAAP basis in future annual reports on Form 20-F, and if so, please tell us why you believe this information will be useful to an investor in your future annual reports.

In response to the Staff’s comment, we have specified on pages iii, 1 and 110 that all financial information provided in the prospectus has been prepared in accordance with IFRS, unless otherwise indicated.  We have also revised the “Business” section to clearly indicate which data has been prepared in accordance with Mexican Banking GAAP.

We have revised Amendment No. 1 on pages 1, 10-13, 73, 110 and 142 to present our subsidiaries’ financial information in accordance with IFRS unless the information is presented in connection with market share or rankings as compared to our competitors in Mexico.  We intend to provide our subsidiaries’ financial information on an IFRS basis in future Form 20-F filings.  However, we respectfully advise the Staff that all of the information disclosed for the purpose of comparison with our competitors in Mexico is presented in accordance with Mexican Banking GAAP because our competitors do not report in accordance with IFRS.

We respectfully advise the Staff that we intend to provide information on a Mexican Banking GAAP basis in future annual reports on Form 20-F only in the context of rankings and market share as compared to our competitors in Mexico.  The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) does not provide rankings and market share information in accordance with IFRS.  We are not aware of any other reliable source of information that could provide information related to the financial sector as a whole, and specifically about our competitors, in accordance with IFRS.  Since most of our business is located in Mexico, we consider this information to be key to investors who are seeking information regarding our relative position in the local Mexican market.

70.
Please provide us independent, objective support for your statements regarding your leadership, success and growth. Where appropriate, please revise your disclosure in this section to provide objective support for your statements. Please note the following as non-exclusive examples.

Stephanie J. Ciboroski
Securities and Exchange Commission

•	On page 114, under “Individuals,” please add quantitative disclosure that demonstrates how you have experienced growth in your “premier” and “preferred” customer segments.

•	On page 116, under “Middle-Market Companies and Large Domestic Companies,” please revise to explain how you have “significantly increased cross-selling” within this business unit.

•	On page 118, under “Credit Markets,” please provide objective support for your market leadership and “consistently high rankings” in project finance.

•
On page 119, under “Equity Custodial and Related Services,” please provide objective support for your statement that you “are a top player in terms of third-party open interest in the Mexican Derivatives Exchange.”

Please note that these are examples only.

In response to the Staff’s comment in bullet 1, we have added quantitative disclosure on page 130 that demonstrates growth in our premier and preferred customer segments and we have deleted the statement that such growth boosted our leadership in these markets.

In response to the Staff’s comment in bullet 2, we have revised Amendment No. 1 on page 132 to explain how we have significantly increased cross-selling within the middle-market corporations segment.

In response to the Staff’s comment in bullet 3, we have deleted the statement “We are one of the market leaders in Mexico, as demonstrated by our consistently high rankings in recent years, according to our own calculations.”

In response to the Staff’s comment in bullet 4, we are providing support for our statement that we are a top player in terms of third-party open interest in the Mexican Derivatives Exchange.  See Annex A at source 46.

In addition, we have provided support for our leadership, success and growth in Annex A at sources 1, 10-13, 37-40, 43-54 and 58-78.

Seguros Santander, page 112

71.	Please revise to provide a more detailed description of your relationship with the joint venture going forward. Also, provide updated financial information.

Stephanie J. Ciboroski
Securities and Exchange Commission

In response to the Staff’s comment, we have revised Amendment No. 1 on pages 13, 127 and 141 to provide a more detailed description of our relationship with the joint venture going forward.

Since the sale of our former subsidiary, Seguros Santander, took place in November 2011, we do not have audited financial information prepared in accordance with IFRS for any date after December 31, 2010.  Although unaudited information prepared in accordance with Mexican Banking GAAP is available as of October 31, 2011, we do not believe such information would be useful to U.S. investors.

Risk Management, page 146

72.
We note from your disclosure on page 93 that the CNBV may perform visits to review and evaluate banks’ internal controls and risk management. Please advise as to whether there currently is a regulatory review process for evaluating your risk models and risk management, and if so, please revise your disclosure to explain the regulatory process.

We respectfully advise the Staff that there is a regulatory process for evaluating our risk models and risk management, which we have described on pages 164-165 of Amendment No. 1.

73.
We note your disclosure in this section and also under Note 50 to your financial statements. Please revise your disclosure to clarify the relationships and interplay among the various committees responsible for implementing and maintaining risk limits and to explain the role of the Comprehensive Risk Management Unit. For example, we note your disclosure on page 146 that the Comprehensive Risk Management Unit has delegated authority “to authorize deviations above the established [risk] limits” and that in the event of such deviations the unit “must inform the Board of Directors.” However, we also note from your disclosure on page 152 that “[a]ny subsequent limit request [relating to market risk] may be approved by the global market risk committee.” Similarly, we note your disclosure on page 153 that the Credit Committee has “full authority to act on behalf of [y]our Board of Directors…[to] [r]eview and approve any and all amendments or modifications to the requirements, conditions or other provisions relating to the [Board’s] general authorization of [y]our lending activities.” It is unclear from your existing disclosure whether the global market risk committee and Credit Committee must seek approval from the Comprehensive Risk Management Unit when modifying risk limits. Please also explain what you mean by your statement that the “Comprehensive Risk Management Committee appoints a person responsible for the management of the risk unit and reports [y]our risk exposure to [y]our Board of Directors….” Does each business unit have an appointed person responsible for this role? Please advise. Please also revise this section to explain the Assets and Liabilities Committee’s role in risk management.

Stephanie J. Ciboroski
Securities and Exchange Commission

In response to the Staff’s comment, we have revised the disclosure on pages 163-164 to clarify the relationships and interplay among the various committees responsible for implementing and maintaining risk limits and to explain the role of the Comprehensive Risk Management Unit.

We have also revised the disclosure on page 164 to clarify that each business unit must request any limit modifications from the Comprehensive Risk Management Committee through the Comprehensive Risk Management Unit.  The Market Risk Committee and Credit Committee cannot approve modifications of the risk limits.

74.
We refer to your disclosure that the Comprehensive Risk Management Committee must report “any deviation from the risk limits imposed by the risk policies” to the Board of Directors and must also report “the corrective measures that have been implemented. Please expand your disclosure in this section to clearly explain your policies in the event of a risk limit breach. For example, please disclose how breaches in risk limits are reported to the Comprehensive Risk Management Committee, and by whom. To the extent that your policies for reporting differ depending on the severity of the breach, please explain.

In response to the Staff’s comment, we have revised the disclosure on pages 163-164 to clearly explain our policies in the event of a risk limit breach.  We have explained that our policies for reporting breaches of the risk limit do not vary depending on the severity of breach.

Assets and Liabilities Management (Banking Books), page 149

75.
You disclose that you implemented a methodological change in the interest rate from a linear to a compound interest rate, which increased the market value of equity limit consumption by approximately 53%. Please respond to the following by expanding your disclosure here or in your market risk discussion beginning on page F-124 of your consolidated financial statements:

•	Disclose what the net interest margin (NIM) and market value of equity (MVE) limit consumption measure.

•	Discuss the metrics to which you compare the NIM and MVE consumption levels.

•	Explain the differences and similarities between the NIM and MVE approach.

Stephanie J. Ciboroski
Securities and Exchange Commission

•	Explain why the MVE and NIM consumption levels are at much more similar levels beginning in July 2011 and the factors that drive that behavior.

•	Disclose the reason for your change in methodology.

•	Discuss why the methodological change only impacted MVE and not NIM and clarify why MVE dropped to a much lower level in May 2011 after the methodological change.

•	Disclose the approval process that exists, both internally and externally with your banking regulators, for implementing methodological and modeling changes.

In response to the Staff’s comment, we have revised our NIM and MVE discussion on pages 167-170 of Amendment No. 1.

Liquidity Risk, page 153

76.
We note your presentation of the liquidity coefficient under a Mexican peso basis and a U.S. dollar basis. Please respond to the following and expand your disclosures here and on pages F-133 and F-134, as appropriate:

•	Tell us whether the liquidity coefficients discussed on page 153 are the same thing as the coefficients on page F-133 and F-134. If so, please explain why the amounts are different.

•	Discuss whether there are minimum targets that must be maintained for the liquidity coefficient ratio.

We respectfully inform the Staff that the liquidity coefficients on page 173 are monthly averages in each of 2010 and 2011, whereas the liquidity coefficients on pages F-194 to F-195 are the year-end liquidity coefficients for each of 2010 and 2011.

We have revised Amendment No. 1 on pages 172-173 to specify that there is a minimum target of 10% with respect to the liquidity coefficient for each of the Mexican peso-denominated positions and U.S. dollar-denominated positions.

Credit Risk

Recovery, page 154

77.
Please expand your disclosure to provide further discussion of the risk management programs that the Recovery Units manage, including restructuring of loans, rescheduling payments, or reaching a settlement

Stephanie J. Ciboroski
Securities and Exchange Commission

agreement when the client is sued. As part of your revised disclosure, clarify if the risk management programs relate to all types of loans, and discuss the typical programs used for each loan type, providing quantification to the extent possible.

In response to the Staff’s comment, we have revised the disclosure on pages 174-175 of Amendment No. 1 to discuss the typical programs used for each type of loan that has been assigned to our Recovery Units.

Technological Risk, page 157

78.
We note that you cite potential issues with hardware, software, or other information technology services as technological risks. Please tell us whether you have experienced any breaches, hacker attacks, unauthorized access and misuse, computer viruses and other cybersecurity risks and events in the past and, if so, what consideration you have given to disclosing such events in your risk factors section. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

We respectfully advise the Staff that we have not experienced any breaches, hacker attacks, unauthorized access and misuse, computer viruses or other cybersecurity events in the past.

Selected Statistical Information

Investment Securities, page 169

79.
Please revise to disclose the weighted average yield for each range of securities’ maturities disclosed on page 170, in accordance with Item II.B of Industry Guide 3, and clarify whether the amounts are based on expected or contractual maturities. Additionally, please disclose that you hold securities issued by the Mexican government and separately by the Mexican Central Bank that each exceed 10% of your stockholders’ equity, pursuant to Item II.C of Industry Guide 3.

In response to the Staff’s comment, we have made the requested revisions to our maturities table on page 190 of Amendment No. 1.  In addition, we have disclosed that we hold securities issued by the Mexican government and the Mexican Central Bank that exceed 10% of our shareholders’ equity on page 189.

Stephanie J. Ciboroski
Securities and Exchange Commission

Loan Portfolio, page 171

80.
It does not appear that you have disclosed the items noted below as required by Industry Guide 3. To the extent that you have already disclosed this information, please refer us to such disclosure.  Alternatively, please revise your document to include the following disclosures:

•
Gross interest income that would have been recorded and the amount of interest income that was recorded for nonaccrual and restructured loans during the periods presented. Refer to Instruction (2) of Item III.C.1 of Industry Guide 3.

•
Potential Problem loans, including the nature and extent of any loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or restructured. In your response, tell us whether you believe subjective doubtful assets, which you disclose on page F-29, represent potential problem loans. Refer to Item III.C.2 of Industry Guide 3.

•
Ratio of net charge-offs during the period to average loans outstanding during the period, for each period presented. In this regard, we note your presentation on pages 176 and 177 presents this ratio based on total loans. Refer to Item IV.A of Industry Guide 3.

In response to the Staff’s comment in bullet 1, we have revised Amendment No. 1 on pages 193-194 to include gross interest income that would have been recorded and the amount of interest income that was recorded for nonaccrual and restructured loans during the periods presented.

We respectfully inform the Staff that we do not have any undisclosed potential problem loans where known information about possible credit problems of borrowers (which are not related to transfer risk inherent in cross-border lending activities) causes our management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms. In addition, we respectfully advise the Staff that subjective doubtful assets do not represent potential problem loans because subjective doubtful assets are already reported as non-performing and reserved based on expected losses.  We do not have any accruing loans which are contractually past due 90 days or more as to principal or interest payments.

In response to the Staff’s comment, we have revised our presentation on page 197 to include the ratio of charge-offs during the period to average total loans outstanding during the period, for each period presented.  We respectfully advise the Staff that we do not present “net charge-offs,” so we are instead providing “charge-offs as a percentage of average total loans outstanding.”  All of the amounts presented as charge-offs or total charge-offs correspond to total write-downs of our uncollectible past-due loan portfolio.

Stephanie J. Ciboroski
Securities and Exchange Commission

Recoveries of loans previously charged off are recorded in our consolidated income statement as “Impairment losses on financial assets (net) – Loans and receivables.”  Please see our response to comment 81 below.

Movements in Allowances for Credit Losses, page 174

81.
We note your tabular disclosure of recoveries of loans previously charged off by type. Please revise your disclosure to state where these recoveries are reflected within your allowance for impairment loss roll-forward on the same page. If recoveries are not reflected in your roll-forward (or as a reduction to your ending allowance balance), please tell us why not. Also, provide an example journal entry showing how you account for recoveries, both for loans previously charged off, and for loans not yet charged off.

In response to the Staff’s comment, we have revised page 194 to clarify that recoveries are not reflected within our allowance for impairment loss roll-forward tables.  Provisions for credit losses are presented in our consolidated income statement under “Impairment losses on financial assets (net) – Loans and receivables.”  Recoveries are also presented in our consolidated income statement under “Impairment losses on financial assets (net) – Loans and receivables.”  We respectfully advise the Staff that the roll-forward tables are followed by tables showing recoveries of loans previously charged off, by type.

We respectfully advise the Staff that recoveries of loans previously charged off directly impact the income statement and our cash balance.  Recoveries of loans not yet charged off are recorded as a cash entry, reducing the outstanding balance of loans and receivables.  The following are example journal entries showing how we account for recoveries for loans previously charged off and for loans not yet charged off.

Journal entry for recoveries for loans previously charged off:
DB	Cash and balances with Mexican Central Bank	Ps. 922
CR	Impairment losses on financial assets (net)	(Ps. 922)

Journal entry for recoveries for loans not yet charged off:
DB	Cash and balances with Mexican Central Bank	Ps. 100
CR	Loans and receivables	(Ps. 100)

Stephanie J. Ciboroski
Securities and Exchange Commission

82.
Please disclose what is included in net provisions for credit losses on page 175, in addition to disclosing the gross provisions recorded by loan category. Also, please clarify your disclosure on page 176 where you disclose the calculation of net loan charge-offs as a percentage of loans as it appears this calculation is based off of total charge-offs (per page 175) as a percent of gross loans.

We respectfully advise the Staff that we have changed the headings of the tables on page 195 from “Net Provisions for Credit Losses” to “Provisions for Credit Losses” in order to clarify that we are presenting gross provisions for credit losses, rather than net provisions.

In response to the Staff’s comment 80 above, we have also revised the applicable tables on page 197 to show charge-offs as a percentage of “average total loans” rather than “total loans.”  Please see our response to comment 80 above.

Short-Term Borrowings, page 179

83.
You report Ps. 94.428 billion in securities sold under agreements to repurchase within your tabular disclosure here, but within your Consolidated Balance Sheet, you report a total of Ps. 118.269 billion as of December 31, 2011 for deposits from credit institutions – reverse repurchase agreements and customer deposits – reverse repurchase agreements. Please reconcile these amounts, and revise your disclosure in future filings to address the reason(s) that your securities sold under agreements to repurchase do not agree to the reverse repurchase agreements with credit institutions and with customers as reported in your Consolidated Balance Sheets as of December 31, 2011 and 2010.

In response to the Staff’s comment, we have revised the short-term borrowings tables on page 200 of Amendment No. 1 to include all reverse repurchase agreements and to clarify that these tables include short positions comprising financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements.  These short positions are a subset of the short positions which are listed in a separate line item from reverse repurchase agreements in our consolidated balance sheet.  For IFRS purposes, some financial liabilities arising out of the sale of financial assets under reverse repurchase agreements are classified as “short positions.”  They represent collateral sold or pledged as a guarantee under repurchase agreements and not securities sold short.  That is why we consider these financial liabilities to be short-term borrowing related to reverse repurchase agreements.

In response to the Staff’s comment, we have revised Amendment No. 1 on page 200 to include a table detailing all of our reverse repurchase agreements and our relevant short positions for 2010 and 2011. We are not showing short positions as a separate line item for 2009 because for Mexican Banking GAAP purposes, financial liabilities arising out of the sale of financial assets under reverse repurchase agreements are presented net

Stephanie J. Ciboroski
Securities and Exchange Commission

in the balance sheet line item “Sale and repurchase agreements” on the assets side.  What we are presenting in the 2009 table is the line item on the liabilities side denominated “Creditors under sale and repurchase agreements.”  We have included in the Mexican Banking GAAP balance sheet for 2009 and additional comment to the line item denominated “Collateral sold or pledged as guarantee” to specify that those figures correspond to short positions from securities sold short.

Classification of Loans and Allowance for Loan Losses, page 191

84.
You disclose the loan classification and rating rules set forth under the General Rules Applicable to Mexican Banks, which require that, among other things, a statutory percentage be applied to loans that are past due for each classification level as a means to create reserves, and reserves may be decreased for restructured mortgage loans. You also go on to state that you have requested and received permission from the CNBV to use a less conservative proprietary methodology to determine loan loss reserves for your corporate, business and financial institution loans. Please tell us and disclose in this section, whether this reserving process is only applied for your Mexican Banking GAAP financial statements or whether it is also used for your IFRS financial statements. To the extent this methodology is also used for your IFRS financial statements, please tell us why you believe it is appropriate to apply a statutory percentage to certain loans in order to calculate your impairment losses, and discuss how your methodology complies with IAS 39.

In response to the Staff’s comment, we have revised Amendment No. 1 on page 211 to clarify that we do not use the same proprietary methodology used to determine corporate, commercial and financial institutions portfolios reserves under Mexican Banking GAAP to determine loan loss reserves for our corporate, commercial and financial institutions portfolios for the purpose of our IFRS financial statements.  As we describe in note 2.g to our consolidated financial statements, we estimate our reserves under IFRS using exposure at default, probability of default and loss given default, a method that complies with IAS 39 and differs from the one used under the General Rules Applicable to Mexican Banks.

Related Party Transactions, page 219

85.	Please file all related-party agreements as exhibits or tell us why you are not required to do so. See Regulation S-K Item 601(b)(10)(ii)(A).

We respectfully advise the Staff that we do not believe we are required to file any related-party agreements under Regulation S-K Item 601(b)(10)(ii)(A) or otherwise.

We have granted loans to our directors (excluding directors who are also executive officers) of Ps.0.2 million, Ps.0.1 million and Ps.0.5 million as of January 1,

Stephanie J. Ciboroski
Securities and Exchange Commission

2010, December 31, 2010 and December 31, 2011, respectively.  In addition, we have granted loans to our executive officers (including directors who are also executive officers) of Ps.84.7 million, Ps.91.8 million and Ps.96.5 million as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.  As of December 31, 2011, loans to our officers and directors represented in the aggregate 0.03% of our total loan portfolio.  We believe this percentage is immaterial and therefore that we are not required to file the related agreements.  All such loans were either granted on arm’s-length terms pursuant to Mexican regulatory requirements or were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law. We believe our officers could obtain similar loans from other financial institutions on comparable terms or on terms that are not materially less favorable than loans they have obtained from us. Loans to our officers are primarily for purposes of acquiring real estate, and, to a lesser extent, consumer loans. Furthermore, none of these loans are margin loans, or loans secured by shares of our common stock.

In addition, we enter into agreements from time to time, including service agreements, with our parent company, Banco Santander, S.A.  For the year ended December 31, 2011, the net interest income generated from these agreements in the aggregate was Ps.48 million (representing Ps.71 million of interest and similar income minus Ps.23 million of interest expenses and similar charges), which represented 0.16% of our net interest income.  As a result, we believe these agreements are immaterial.  In our ordinary course of business, we also enter into some agreements with our parent company such as financial derivative instruments for trading purposes.  For the year ended December 31, 2011, our “Gains on financial assets and liabilities (net) – Financial assets held for trading” with Banco Santander, S.A. was Ps.485 million, which represented 2.7% of our net income. As a result, we believe these agreements are immaterial. We respectfully advise the Staff that we believe the agreements with our parent company are not required to be filed pursuant to Item 601 of Regulation S-K nor would disclosure of such agreements be meaningful to investors.

Loans to Related Parties, page 219

86.	Please expand your disclosure as follows.

•	Please explain what types of loans fall “within the scope of Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law.”

•	With respect to your disclosure in the second paragraph, please explain what you mean by companies that provide “ancillary services” to you.

•
We refer to your disclosure in the third paragraph under this section. Please explain how the loans granted to Santander Consumo and Santander Hipotecario fell within the 50% of Tier 1 Capital limit. We note in this regard that your Tier 1 capital totaled Ps. 68,703 million as of December 31, 2011.

Stephanie J. Ciboroski
Securities and Exchange Commission

In response to the Staff’s comment, we have revised Amendment No. 1 on page 239 to specify which types of loans fall within the scope of Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law.

In addition, we have revised Amendment No. 1 on page 239 to specify by “companies that provide ancillary services” we mean our affiliates that provide the necessary auxiliary services we need in order to carry out our operations, such as administrative, accounting, finance, legal, IT and other services.

We respectfully advise the Staff that loans granted to Santander Consumo and Santander Hipotecario do not fall within the 50% of Tier 1 Capital limit, as further discussed in Amendment No. 1 on page 239.  According to Mexican Banking Law, loans with subsidiaries that form part of a financial group are not considered to be related party transactions for the purpose of the 50% Tier 1 Capital limit.

Description of Capital Stock, page 224

87.
We note your disclosure that the summary appearing in this section “does not purport to be complete.” Please revise to clarify that you have discussed all material terms. In addition, you may not qualify this section by reference to Mexican laws and regulation. Please revise.

In response to the Staff’s comment, we have revised Amendment No. 1 on page 244 to clarify that we have discussed all material terms.  In addition, we have deleted the qualifier referencing Mexican laws and regulations.

Index to Financial Statements, page F-1

Consolidated Statements of Comprehensive Income, page F-4

88.
We note that you presented separate Statements of Comprehensive Income before your Income Statements. Please tell us how you considered paragraphs 81(b) and BC49 of IAS 1 that indicate that in a two-statement presentation, the first statement is the income statement and the second statement is the statement of comprehensive income.

We respectfully advise the Staff that we have modified the presentation order such that the income statements are now placed before the statements of comprehensive income.

Stephanie J. Ciboroski
Securities and Exchange Commission

Consolidated Statements of Cash Flow for the Years Ended December 31, 2011 and 2010

89.
You disclose the effect of foreign exchange rate changes as a cash flow from operating activities and separately as a reconciling item to your cash and cash equivalents balance in an equivalent amount, but in an offsetting direction. Please tell us how your disclosure is in compliance with paragraphs 25-28 of IAS 7 considering that unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows, and only the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency are reported as a reconciling item between cash and cash equivalents at the beginning and end of the periods presented. As part of your response, please tell us how your adjustment was calculated.

We acknowledge the Staff’s comment and we respectfully advise the Staff that the effect of foreign exchange rate changes represent the effects of Mexican peso/U.S. dollar exchange rates on cash deposits held in U.S. dollars.  Such effects are realized foreign exchange gains and losses that are reflected in the consolidated net profit, which also result in a reconciling item between beginning and ending cash for the year.

The reconciling item to operating cash flows was made in order to exclude the effects of changes in foreign exchange rates on foreign currency cash deposits from the operating cash flows reported in the cash flow statement based on the guidance in IAS 7.28 which states, in part: “the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the statement of cash flows in order to reconcile cash and cash equivalents at the beginning and the end of the period. This amount is presented separately from cash flows from operating, investing and financing activities and includes the differences, if any, had those cash flows been reported at end of period exchange rates.”  We supplementally advise the Staff that the effects of unrealized foreign exchange gains and losses included in net income are excluded from operating cash flows with the adjustments for changes in operating assets and liabilities.

The effects of foreign exchange rate changes on cash were estimated by applying the change in Mexican peso/U.S. dollar exchange rates for the year against the beginning balance of cash deposits held in U.S. dollars.

90.
We note that you classify changes in financial liabilities at amortized cost in operating activities, which appears to include marketable debt securities and other financial liabilities. Please tell us how you concluded it was appropriate to classify these items as operating instead of financing cash flows. Discuss the nature of these items in additional detail, and tell us how these instruments are used in your operations. Refer to paragraph 17 of IAS 7.

Stephanie J. Ciboroski
Securities and Exchange Commission

We acknowledge the Staff’s comment regarding the classification of the changes in financial liabilities at amortized costs as cash flows from operating activities in our Consolidated Statements of Cash Flows.  We consider the classification of the changes in financial liabilities at amortized costs as operating (except for the Financial liabilities at amortized cost – subordinated liabilities) to be the most appropriate because the cash flows are primarily derived from the principal revenue-producing activities of the Group and the cash flows from these activities generally result from the transactions that enter into the determination of profit or loss (IAS 7.14).  IAS 7.11 states that “an entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business.”

The caption “Financial liabilities at amortized cost” comprises the cash flows from operating activities of the short term “Deposits from Central Bank,” “Deposits from credit institutions,” “Customer deposits,” “Marketable debt securities” and “Other financial liabilities.”  “Marketable debt securities” are considered as an operating cash transaction because they are short-medium term transactions and are not considered part of our long-term financing strategy. We note that the classification of changes in items such as deposits and marketable debt securities is consistent with example B accompanying IAS 7, in which the operating cash flows for a financial institution include changes in deposits and negotiable certificates of deposit.  “Other financial liabilities” are considered operating cash transactions because they mainly represent unsettled transactions related to the regular activity of the Group.  However, “Financial liabilities at amortized cost – subordinated liabilities” are included in cash flows from financing activities, since the management of these liabilities is considered part of our long-term financing strategy in accordance with IAS 7.17.

Note 2. Accounting Policies, page F-14

c) Definitions and classification of financial instruments, page F-16

v. Classification of financial liabilities for presentation purposes, page F-19

91.
We note your disclosure that other financial liabilities include the amount of payment obligations having the nature of financial liabilities not included in other items, as well as liabilities under financial guarantee contracts, unless they have been classified as doubtful. Please describe the situations where you would have a liability under a financial guarantee contract that is classified as doubtful, and describe how and why you classify these liabilities differently. As part of your response, please describe how you account for these liabilities and quantify the amounts classified in this manner for each period presented.

We acknowledge the Staff’s comment and respectfully inform the Staff that the Group does not have any liabilities under a financial guarantee contract that is classified as doubtful; therefore, we have eliminated the policy from Note 2 to our financial statements since it is not applicable.  Please see page F-25.

Stephanie J. Ciboroski
Securities and Exchange Commission

d) Measurement of financial assets and liabilities…, page F-19

iii. Valuation techniques, page F-21

92.
Your disclosure within the table on page F-23 that you utilize observable market data is vague. Please refer to paragraph 27 of IFRS 7 and revise to more clearly state the assumptions applied in determining fair values of each class of financial assets or financial liabilities. Additionally, we note that none of your financial instruments are included within Level 3, and per your disclosure on page F-22, you mention a shift towards reasonably probable scenarios of assumptions that are not based on observable market data. Please disclose what financial instruments have assumptions that are not based on observable market data, or revise to clarify this disclosure.

We respectfully advise the Staff that we have revised the disclosure on pages F-27 to F-32 to more clearly state the assumptions applied in determining fair values of each class of financial asset or financial liabilities and to clarify which financial instruments have assumptions that are not based on observable market data.

We supplementally advise the Staff that based on the Staff’s comments regarding our assumptions in the models that are not based on observable market data, we have concluded that two instruments in our held for trading portfolio should be classified as Level 3.  As such, we have revised our disclosure in Note 2 on pages F-33 to F-35 to disclose this fact.

93.
We note that you use a “local volatility method” and a “mixed volatility method” to value certain debt and equity instruments, and exchange rate options, respectively. Please expand your disclosure to describe in further detail what these models are and how they are used to value these instruments.

Please see the response to comment 92 above wherein we provide additional information about “local” and “mixed” volatility methods, including how and when they are used.

94.
We note your disclosure on page F-24 that as an alternative to a sensitivity analysis, you use a value-at-risk (VaR) technique. Please clarify whether this table is being provided based on your disclosure on page F-22 that indicates you have set forth below the potential effect on the measurement at December 31, 2011 as a result of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data. If so, please clarify how this presentation captures that as it appears to

Stephanie J. Ciboroski
Securities and Exchange Commission

represent all of your trading positions as opposed to only those that are valued based on internal models. Additionally, to the extent that this table does not represent this disclosure, please clarify where you have presented this sensitivity disclosure, and consider moving this VaR presentation to Note 50 where you discuss your risk management activities in much more detail.

We respectfully advise the Staff that the table in Note 2 includes all the financial instruments in our trading and banking positions, not only the instruments that are valued using internal models.  Further, the VaR analysis included in Note 50 only relates to the financial instruments in the trading positions, as such, we consider adequate that the VaR analysis remain in Note 2.

In response to the Staff’s comment, we have revised our disclosure in Note 2 on pages F-35 to F-36 to clarify this matter.

e) Derecognition of financial assets and liabilities, page F-26

95.
We note your disclosure that financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel or resell them. Please clarify in more detail what you mean by the obligations are acquired with the intention to cancel or resell them. As part of your response, please give examples of the transactions you are referring to, and explain how “intentions to cancel” or “intentions to resell” affect whether the obligation has been extinguished.

We acknowledge the Staff’s comment regarding the disclosure on page F-39 relating to the derecognition of financial liabilities and we respectfully advise the Staff that the statement “or when they are acquired, with the intention either to cancel them or to resell them” is not applicable and should be deleted.  Please see the revised disclosure on page F-39.

g) Impairment of financial assets, page F-27

i. Definition, page F-27

96.
Your disclosure indicates that balances are deemed to be impaired and the interest accrual is suspended when there are reasonable doubts as to the full recovery of principal and collection of interest. Please revise your disclosure to state whether you have a threshold based on past due status beyond which all loans are deemed impaired and placed on non-accrual status. Also, state whether your policy varies by loan class.

In response to the Staff’s comment, we have revised the disclosure to clarify the threshold based on past due status beyond which all loans are deemed to be impaired and placed on non-accrual status by loan class.  Please see pages F-39 to F-40.

Stephanie J. Ciboroski
Securities and Exchange Commission

97.
We note your disclosure that the amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to your financial statements taken as a whole. It is not clear how you are performing this materiality analysis in asserting that the effect is not material. Given that the level of renegotiated loans may provide useful information regarding the level of potential problem loans in your portfolio, please tell us the amount of loans, by loan class, that have been renegotiated during December 31, 2011 and 2010. Please also tell us more about the types of terms that are typically renegotiated. As part of your response, please tell us whether you continue to classify the loan as impaired after the terms have been renegotiated, and if you classify the loan as impaired for only a certain period of time, please disclose that time period.

Renegotiated loans includes renegotiation of performing loans and loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer.

As explained in the previous paragraph, renegotiated loans include performing and impaired loans. As such, the amounts of loans, by loan class, that have been renegotiated during the years ended December 31, 2010 and 2011 are as follows:

	For the Year ended 12/31/2010			For the Year ended 12/31/2011
	Performing	Impaired	Total	Performing	Impaired	Total

Commercial, financial and industrial	653	1,101	1,754	9,288	147	9,435
Mortgage	18	-	18	11	4	15
Installment loans to individuals	1,555	116	1,671	1,352	92	1,444
	2,226	1,217	3,443	10,651	243	10,894

Please note that our assertion in Note 2. g) refers to impaired loans. As showed in the table above, during 2010 and 2011 the majority of renegotiations were made in the performing loans. Hence, in the overall context of the Group’s loans and receivables and with respect to our financial statements as a whole, we consider the renegotiated loan volumes related to the impaired loans as not material.

Further, the non-performing loans that are renegotiated remain in impaired status until the sustained payment criteria is reached as described in our response to comment 96 above. The performing loans that are renegotiated remain in the performing loans.

Stephanie J. Ciboroski
Securities and Exchange Commission

However, the Group agrees with the Staff’s comment to consider providing additional disclosure of the level of renegotiated loans may provide useful information to the users of our financial statements.

In response to the Staff, we have included additional disclosure in Note 12 at F-78 to F-79.

98.
You disclose the entire loan balance is kept on the balance sheet until the recovery of any recognized amount is considered to be unlikely, or when any portion of the loan has been classified as non-performing. Please revise your disclosure to clarify the latter portion of this statement as it implies that once a loan is classified as non-performing, it is written off, and that does not appear to be the case based on other disclosures in your filing. Additionally, please revise your disclosure to state whether you have a threshold based on past due status beyond which all loans are written-off, and state whether this varies by loan class.

In response to the Staff’s comment, we have revised our disclosure to clarify our policy and we have added information to the disclosure on page F-40.

ii. Debt instruments carried at amortized cost, page F-28

99.
You disclose at the bottom of page F-29 that the approach for your allowance for inherent losses estimate that you describe on that same page is used as a general rule, but in certain cases, this approach is not applied. Additionally, you discuss that the low default portfolios on page F-30 are subject to a separate allowance process. Please revise your disclosure to identify all alternative approaches to your allowance. Also, identify and quantify the loans in your portfolio that are assessed under alternative approaches.

We confirm that the “alternative rules” mentioned in the disclosure refer solely to inherent loss estimates with respect to our low default portfolio.  We did not intend to imply that the methodology used to estimate inherent losses in our low default portfolio amounts to an alternative approach that differs from our model.  Instead, we were attempting to highlight that certain information in addition to the Group’s own historical experience is incorporated into the estimates of low default portfolio as the number of defaults experienced by the Group is very small or zero.

We have clarified our disclosures with the changes at pages F-43 to F-44.

100.
We note your disclosure on page F-30 that based on the methodology described above, if the portfolio experienced an increase of 10% of the impaired assets, the allowance would have experienced an increase of 2.41%. Please clarify whether this disclosure is only referring to your retail portfolio, or whether it applies to your entire loan portfolio. Additionally, please

Stephanie J. Ciboroski
Securities and Exchange Commission

provide further details as to how the sensitivity was performed. For example, if the estimate includes individually evaluated loans, tell us how you picked the loans that would be classified as impaired and how you performed the loss calculation based on your defined methodology on page F-29. Additionally, for your collectively assessed loans, clarify whether you assumed 10% of every loan retail loan portfolio was impaired (including ones currently classified as current), and explain how you updated your roll rate methodology to capture this additional loss.

We acknowledge the Staff’s comment and respectfully advise the Staff that we have modified the sensitivity analysis in order to cover the entire loan portfolio, as we describe below.

Estimated retail portfolio (mortgage and installment loans to individuals) losses are calculated using three factors: exposure at default (hereinafter, “EAD”), probability of default (hereinafter, “PD”) and loss given default (hereinafter, “LGD”), in which the PD factor is determined using rolling rates. In our revised sensitivity analysis we have adjusted the retail portfolio PD to take into account losses suffered during 2008; basically, we have enlarged the matrix to include 2008 in the sensitivity analysis.  In 2008, we suffered the worst default rates in recent memory. Our revised sensitivity analysis with respect to the retail portfolio incorporates significant adverse stress factors that we believe are reasonably possible to occur in the future.

Estimated non-retail portfolio (commercial, financial and industrial) losses are calculated using EAD, PD and LGD factors, in which the PD are based on internal credit ratings. In our revised sensitivity analysis we have adjusted the non-retail portfolio PD to take into account declines in credit ratings ranging between 1 and 1.5 points depending on the type of portfolio. Our revised sensitivity analysis with respect to the non-retail portfolio incorporates significant adverse stress conditions that we believe are reasonably possible to occur in the future.

To clarify this matter, we have revised the disclosure included in Note 2 on page F-44.

h) Repurchase agreements and Reverse repurchase agreements, page F-31

101.
We note your discussion of the accounting for repurchase agreements and reverse repurchase agreements. In order to increase the transparency and readability of this disclosure, please separately state the accounting policy for each rather than presenting a long accounting policy note with several parenthetical disclosures trying to highlight the differences under each transaction.

In response to the Staff’s comment, we have revised our disclosure to separately state each accounting policy.  Please see page F-46.

Stephanie J. Ciboroski
Securities and Exchange Commission

l) Accounting for leases, page F-33

i. Finance leases, page F-33

102.
We note your disclosure that when consolidated entities act as lessors of an asset, the sum of the present value of the lease payments receivable plus the guaranteed residual value – which is generally the exercise price of the lessee’s purchase option at the end of the lease term – is recognized as lending to third parties. We also note your later disclosure that you did not have any finance leases for the periods presented. Please clarify why this policy is presented if you do have any finance leases outstanding for any period. Additionally, to the extent that it is still appropriate to leave this disclosure in the filing, please clarify why the guaranteed residual value would generally always be equal to the exercise price of the lessee’s purchase option at the end of the lease term. As part of your response, please clarify the types of leases that have guaranteed residual values that work in this fashion.

We acknowledge the Staff’s comment and we confirm that we do not have any finance leases for the periods presented.  We advise the Staff that to avoid any confusion, we have eliminated the aforementioned policy regarding finance leases.  Please see page F-49.

s) Recognition of income and expense, page F-37

i. Interest income, interest expense and similar items, page F-37

103.
Your disclosure indicates that if you collect interest on impaired loans, the interest is recognized in income as a reversal of the related impairment losses. Please tell us why you record a reversal of the related impairment losses instead of recording interest income or applying the interest collected to the principal balance of the loan. As part of your response, please address how your policy complies with the guidance in paragraph AG93 of IAS 39. Additionally, please reconcile the disclosure on page F-37 with the disclosure on page F-27 where you state that collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

We acknowledge the Staff’s comment regarding the collection of interest on impaired loans and we respectfully advise the Staff that in accordance with our accounting policy, we cease accruing interest on the basis of the contractual terms on the principal of any asset classified as an impaired asset.  Balances are deemed to be impaired, and the interest accrual based on contractual terms is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon (after taking into consideration any

Stephanie J. Ciboroski
Securities and Exchange Commission

guarantees).  Pursuant to paragraph AG93 of IAS39, we recognize interest income on impaired assets using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Collections on nonperforming loans that have been written down to zero are accounted for on a cash basis.

We acknowledge that the statement, “If collected, this interest is recognized as income as a reversal of the related impairment losses” is confusing and therefore we have revised it on page F-53 to state “Collection on interest of nonperforming loans that have been written down to zero are recorded in income on a cash basis.”

Please refer to the response to comment 96 above where we have revised the disclosure on pages F-39 to F-40 and as a result we consider that the disclosures on pages F-39 to F-40 and F-53 are now consistent.

In order to clarify our policy and to eliminate the inconsistency of the disclosures we have revised our disclosure relating to Note 2.s) Recognition of income and expenses on page F-53.

v. Loan arrangement fees, page F-38

104.
We note your disclosure that in the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement, which is included as a part of the effective interest method recognition. However, we note that paragraph 43 of IAS 39 indicates transaction costs that are directly attributable to the acquisition or issue of financial assets should be recognized initially as part of the financial asset. Additionally, we note that paragraph 14(a) of the illustrative examples of IAS 18 indicates that origination fees are an integral part of generating an involvement with the resulting financial instrument and, together with the related transaction costs, are deferred and recognized as an adjustment to the effective interest rate. Please clarify how your accounting policy complies with paragraph 43 of IAS 39 and IAS 18, including why you recognize loan origination fees immediately in the consolidated income statement.

We acknowledge the Staff’s comment and respectfully inform the Staff that loan origination fees below the equivalent of 90 euros relating to credit card, auto and other consumer loans, and payroll deduction loans are recognized directly to earnings.  The Group acknowledges that the policy amounts to an accounting convention that has been adopted by Santander Spain and all consolidated entities due to the high cost of identifying and deferring immaterial direct costs that are incurred in high volumes. We monitor the amount of fees recorded directly to earnings under this accounting convention in order to ensure that the effect is immaterial.  In 2010 and 2011, the direct costs recognized in the consolidated income statement were Ps.144 million and Ps.149 million, respectively, and are deemed to be immaterial to our consolidated income

Stephanie J. Ciboroski
Securities and Exchange Commission

statements.  As the average term of the loan portfolios to which this accounting convention applies is less than two years, the estimated accumulated unrecognized deferred loan costs of less than approximately Ps.300 million is similarly deemed to be immaterial to our financial position.

Note 3. Grupo Financiero Santander… – Acquisitions and Disposals, page F-39

105.
Regarding your loan portfolio acquisition from affiliates under common control, you disclose that the acquisition amounted to 18,110 million pesos and was made at fair value. You also state that consequently any amount was recognized in the consolidated income statement. Please quantify the amount that was recognized in the income statement, and clarify why you recorded such amount in that fashion. In your response, state the accounting literature upon which you relied for measurement purposes. Additionally, please disclose the credit quality of the loans that you acquired from affiliates under common control.

We acknowledge the Staff’s comment and we confirm to the Staff that we did not recognize any gains or losses in the consolidated income statement in connection with the loan portfolio acquisition from affiliates.

We have revised our disclosure on page F-55 to clarify this matter and disclose the credit quality of the acquired loans as required by the Staff.

Note 4. Business combination, page F-39

106.
We note your disclosure here that you recorded loans acquired from GE Capital in Mexico at an estimated fair value of Ps. 19.24 billion. We also note your disclosure on page 76 that indicates you established allowances on mortgage loans acquired from GE Capital as of the acquisition date. Please tell us the amount of and why you recorded an allowance on the acquired loans given that they were measured at fair value on the acquisition date, or revise your disclosure on page 76 accordingly.

In response to the Staff’s comment, we have revised our disclosure on pages 86 to 88.  In addition, we refer the Staff to our response to comment 63.

107.
You disclose that during April 2012, you finalized your estimates with respect to the fair values of the assets and liabilities acquired in the business combination, and you reduced the values of mortgages by Ps. 2.052 billion and foreclosed assets by Ps. 247 million. Please revise your disclosure to confirm whether these adjustments are included in the values presented on page F-40, and explain the circumstances that led to revisions of these fair value measurements.

Stephanie J. Ciboroski
Securities and Exchange Commission

We acknowledge the Staff’s comment and we confirm that these adjustments are included in the values presented on page F-57.  The reductions in the values of mortgage portfolios and foreclosed assets of Ps. 2,052 million and Ps. 247 million, respectively, represent the adjustments applied to the previous carrying amounts of such assets to arrive at the estimated fair values as of the acquisition date.  Accordingly, the adjustments do not represent revisions to the initial fair value estimates as implied in the disclosure.

For the avoidance of doubt, we have revised our disclosure on page F-56.

108.
Please clarify how the Ps. 710 million disclosed for the deferred tax asset balance relates to the Ps. 710 million credit to goodwill generated as a result of the GE Mexico acquisition that is disclosed on page F-86. Specifically, to the extent the amounts relate to the same thing, please revise your disclosure to explain why the Ps. 710 million is shown as a reduction to the deferred tax liability balance on page F-86 (versus as a deferred tax asset on page F-40) and change the word “credit to goodwill” to something more descriptive such as “increase to goodwill”.

We acknowledge the Staff’s comment and we confirm that the Ps.710 million disclosed in Note 4 of the consolidated financial statements relates to the increase to goodwill generated as a result of the GE Mexico acquisition.

To clarify this matter, we have revised the disclosure included in Note 28. Tax matters d) Deferred taxes on page F-134.

109.
We note that the purchase agreement provides that GE Capital must compensate you for any loss, damages, or incurred loss mainly attributable to any contingency generated by and resulting from the assets acquired or the transactions executed before the closing date. Please revise your disclosure to state whether tax loss carry-forwards of Ps. 1.098 billion were the only acquired assets covered by this arrangement. Additionally, we note that you have recorded an indemnification asset of Ps. 1.098 billion as of December 31, 2011 related to the tax loss carry-forwards. Please revise your disclosure to state how you measured this indemnification asset, and tell us the accounting literature upon which you relied.

We acknowledge the Staff’s comment regarding the indemnification asset recorded in the consolidated income statement of the Group as of December 31, 2011.

We supplementally advise the Staff that deferred tax assets were not recognized for the acquired net loss carryforward benefits in question because the acquiree failed to maintain certain required documentation required pursuant to Mexican tax law.  As the indemnification asset indemnifies tax losses that will not be deductible against future taxable income, it was measured using undiscounted amounts per the criteria applicable to a deferred tax asset, which is exempted from the fair value measurement principle of

Stephanie J. Ciboroski
Securities and Exchange Commission

IFRS 3.  IFRS 3.24 states, “The acquirer shall recognize and measure a deferred tax asset or liability arising from the assets acquired and liabilities assumed in a business combination in accordance with IAS 12, Income Taxes.”

We have revised our disclosure included in Note 4. Business combinations on page F-57.

110.	Please file the GE Capital mortgage business acquisition documents as exhibits or tell us why you are not required to do so.

We respectfully advise the Staff that we do not believe we are required to file the GE Capital residential mortgage business acquisition documents as exhibits to the Registration Statement under Regulation S-K Item 601(b)(10)(i).  As disclosed on page 140 of Amendment No. 1, we acquired the GE Capital residential mortgage business for a purchase price of Ps.2,042 million (U.S.$177 million) and, in addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,822 million) intercompany debt at that date relating to the GE Capital residential mortgage business, which GE Capital historically had financed through intercompany debt.  The total volume of assets at the time of closing was Ps.23,904 million (U.S.$2,074 million).  The purchase price is not material given the size of our company, and the total volume of assets represents approximately 3.2% of our total assets as of December 31, 2011.  Therefore, we believe the agreement relating to the acquisition is not required to be filed.

Note 9. Debt Instruments, page F-49

111.
We note your disclosure that in December 2011, you transferred securities with a fair value of Ps. 11,580 million out of the trading category following the strategy established by the Parent company in order to comply with revised capital requirements imposed by the European banking regulator in late 2011. Please revise your disclosures to state that you believe these facts and circumstances were rare, and disclose the fair value gain or loss on the financial assets recognized in profit or loss in the reporting period and in the previous reporting period, in accordance with the guidance in paragraph 12A of IFRS 7.

We acknowledge the Staff’s comment and we have added certain information to the disclosure on page F-70.

Note 12. Loans and advances to customers, page F-51

d) Impaired assets, page F-53

112.
We note your presentation of the table showing a breakdown of impaired assets, with the period that the balances are past due. In accordance with the guidance in paragraph 36(c) of IFRS 7, please also disclose information

Stephanie J. Ciboroski
Securities and Exchange Commission

about the credit quality of financial assets that are neither past due or impaired. For example, we note that you use a methodology based on rolling rates to determine the expected losses for your retail portfolio, which considers the number of non performing payments and estimates the probability to migrate into another range. Given the methodology used for estimating your impairment losses for your retail portfolio for financial statement purposes is based on past due status, please also consider providing an aging analysis for your retail portfolio in addition to the ratings information you disclose based on Mexican National Banking and Securities Commission requirements.

In response to the Staff’s comment, we have included additional disclosure in Note 12 on pages F-92 to F-93.

e) Maximum exposure to credit risk and credit quality information, page F-55

113.
Please revise your disclosure to define collection rights and guarantees that you have included as credit enhancements in your tabular disclosure on page F-55. In your disclosure, specifically address the following related to collection rights and guarantees:

•	State whether such collection rights and guarantees are contractual;

•	State whether they represent rights to assets of individuals other than the borrower;

•	Disclose why you consider such rights and guarantees to be credit enhancements to your outstanding loan portfolio;

•	Disclose how often you evaluate whether the guarantor has sufficient ability to perform under the guarantee; and

•	Tell us how often you have sought performance under these collection rights and guarantees and the typical outcome of such efforts.

In response to the Staff’s comment, we have expanded our disclosure on page F-79.  We respectfully advise the Staff that we do not track the frequency with which we seek performance on collection rights and guarantees and are therefore unable to disclose reliable data with respect thereto.

In the collection process for collateralized loans, the Group first attempts to leverage the collateral as a means of negotiating payment from the borrowers.  Recovery on such loans through foreclosure is carried out as a last resort.  These procedures have allowed us to achieve a recovery rate of approximately 70% on collateralized loans.

Stephanie J. Ciboroski
Securities and Exchange Commission

The existence of loan guarantees similarly provides us leverage with respect to collection efforts with borrowers and guarantors.  For guaranteed loans, we attempt to negotiate payment terms in the first instance and seek action on guarantees or foreclosure of assets as a last resort.

114.
We also note your disclosure of Ps. 51,907 million in real estate that appears to represent collateral underlying certain mortgage loans. Please quantify the amount of loans to which this collateral relates, and state how often you obtain appraisals to determine the fair value estimates for such collateral.

We acknowledge the Staff’s comment and we respectfully advise the Staff that the real estate credit enhancements reported as of January 1, 2010 and December 31, 2010 and 2011 only relate to commercial loans, thus the collateral relating to the retail portfolio (mortgage loans and SME credits) was not included.  Furthermore, appraisals to support the estimated fair value of the real estate collateral are obtained at the moment of the loan origination.

In response to the Staff’s comment, we have revised our disclosure on pages F-79 to F-85 to include other credit enhancements relating to the retail portfolio.  Furthermore, we have detailed the collateral and other credit enhancements by type of loan and disclosed the amounts exposed to credit risk that are guaranteed.

115.
We note that the total of your collection rights, real estate and guarantees (in total, other credit enhancements) covers the vast majority of your outstanding loans and receivables balance as of December 31, 2011. Please disclose whether you typically have one of these credit enhancements for each loan, or whether a loan could have multiple credit enhancements, and thus, certain loans and receivables have no credit enhancements. To the extent that the latter is true, please disclose the amount of loans and receivables that are not covered by credit enhancements. Additionally, tell us why the value of the guarantees has decreased from Ps. 303,701 million at January 1, 2010 to Ps. 228,444 million at December 31, 2011 despite the significant increase in loans and receivables during the same period.

We acknowledge the Staff’s comment that a loan can have one or several credit enhancements depending on the type of portfolio and the particular circumstances.

We respectfully advise the Staff that the previously reported total value of guarantees as of January 1, 2010, was overstated due to a clerical error.  The value of one of the guarantees included in the total was overstated by approximately Ps.130,000 million. We supplementally advise the Staff that this error did not impact the related asset impairment reserve because the carrying amount of the related loan of Ps.2 million (0.0034% of the total commercial portfolio) is immaterial with respect to the total loan balance and therefore had no effect on the PDs used to calculate the loan loss provision.

Stephanie J. Ciboroski
Securities and Exchange Commission

The resulting adjusted total value of guarantees as of January 1, 2010 is Ps.168,693 million which yields a pattern of increasing value of loan guarantees to December 31, 2011 that is consistent with portfolio growth.

Please see the revised tables in the response to comment 114 above on pages F-79 to F-85 for further details regarding the changes to the disclosure in Note 12.

Note 14. Non-current assets held for sale, page F-62

116.
You disclose that you initially record foreclosed property at the lesser value between the amount of the debt (net of allowances) and the fair value of the foreclosed asset less the estimated selling costs. You go on to state that if the fair value (less selling costs) is lower than the amount of the debt, the difference is recognized within impairment losses on other assets (net) in the consolidated income statement. In light of the fact that paragraph AG 84 of IAS 39 indicates that a collateralized financial asset should reflect the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, please tell us why the vast majority of any difference would not have already been recorded in your loan impairment allowance account. As part of your response, please quantify the amount of additional losses that have been recognized at the time of foreclosure during the years ended December 31, 2011 and 2010. In this regard, we note that the table indicates that significant impairment losses were recognized related to the ending balance of foreclosed assets, and it is unclear how much is due to further deterioration since the foreclosure versus existing deterioration existing at the time of foreclosure. Additionally, please quantify the amount of impairment losses recorded due to further deterioration since foreclosure, and tell us why you do not record such additional losses at the time of foreclosure in impairment losses on financial assets, which include loans and receivables, instead of the other assets (net) account. Finally, please tell us whether you include loans that are charged-off due to foreclosure within your charge-off tables on page 175.

We respectfully advise the Staff that the loan impairment allowance account includes all estimated deterioration in the value of underlying collateral measured in accordance with our accounting policy while the loan is classified as a financial asset.  On the foreclosure date, an appraisal supporting estimated fair value is obtained and the financial asset is reclassified to foreclosed assets.  All of the losses reported in the table in question included in Note 14 relate to deterioration incurred after foreclosure.  Because the losses relate to non-financial assets, we have classified them in the income statements as “Impairment losses on other assets (net) – Non-current assets held for sale” instead of impairment losses on financial assets.  Finally, we confirm that loans charged-off due to foreclosure are included within our charge-off tables on page 196.

Stephanie J. Ciboroski
Securities and Exchange Commission

117.
Your disclosure that in 2011 and 2010, “any of the sales of these assets were financed by any entity of the Group” is confusing. Please clarify whether you mean that none of the sales of foreclosed assets were financed by the group. To the extent that all of the sales of foreclosed assets were financed by the Group, please state that fact and quantify the amount of loans that were originated related to the foreclosed properties sold. Also, disclose whether you obtained updated appraisals as of the date of origination of the new loans.

We agree with the Staff’s comment that the statement in Note 14 is confusing. Accordingly, we have revised the disclosure to clarify that none of the sales of foreclosed assets were financed by the Group.  Please see page F-98.

Additionally, we respectfully inform the Staff that we obtained updated appraisals as of the date of the origination of the new loans. Therefore, we have modified the disclosure in Note 14 on page F-99.

Note 18. Intangible assets – Goodwill, page F-66

c) Impairment test, page F-67

118.	We note the disclosure of the assumptions used in the performance of the goodwill impairment test. Please respond to the following:

•	Tell us why you used the TIIE risk rate based on 28 days, instead of a longer period given that the nature of the goodwill impairment test is based on the valuation of a business.

•
Please clarify your disclosure in footnote (2) to better describe how the perpetual cash flow has been calculated. Please consider providing an example calculation to illustrate the calculation to the extent appropriate.

•	Please provide further background as to how the risk premium was determined. In this regard, the premium appears low relative to the overall market risk premium in the Mexican market.

We acknowledge the Staff’s comment regarding our goodwill impairment test and we confirm that the disclosure included by error was based on local GAAP.  The hypothesis included was not used to estimate the impairment of goodwill, so this does not represent a correction of an error in the consolidated financial statements.  The calculation has been carried out based on the assumptions detailed on pages F-103 to F-104.

Stephanie J. Ciboroski
Securities and Exchange Commission

Note 25. Other financial liabilities, page F-77

119.
Your tabular disclosure indicates that you accrued Ps. 7.96 billion in unsettled financial transactions as of December 31, 2011. Please revise your disclosure to state the nature of these amounts for each period presented and disclose the types of financial instruments to which this accrual relates. Also, please tell us what is included in other financial liabilities of Ps. 1.421 billion in addition to the Ps. 258 million related to the IPAB contingency as of December 31, 2011.

We have taken into consideration the Staff’s comment and we have revised the disclosure to state the nature of the unsettled financial transactions on page F-121.

Additionally, to provide further detail about the Ps.1.421 billion in addition to the Ps.258 million related to the IPAB contingency as of December 31, 2011, we have included additional disclosure on page F-122.

Note 26. Provisions, page F-77

120.	Please expand your disclosure to also provide disclosures about contingent liabilities required by paragraphs 86 and 88 of IAS 37.

We acknowledge the Staff’s comment and we confirm that we do not have any material contingent liability in the consolidated balance sheet as of January 1, 2010 and as of December 31, 2010 and 2011.

c) Provisions for pensions and similar obligations, page F-78

121.
You disclose that you record the net periodic cost to cover the net projected obligation from seniority premiums and pensions, medical expenses and severance payments as it accrues based on actuarial calculations prepared by independent actuaries, and you disclose that the amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using certain actuarial techniques. It appears that you are attributing your provision for pensions and similar obligations disclosure to a third party expert. If this reference is retained and attributed to the third party actuaries, please revise your disclosure to name the third party expert firm(s), and provide a currently dated and signed consent from each party. Refer to Rule 436 of Regulation C.

We acknowledge the Staff’s comment and have revised our disclosure on page F-123.

Stephanie J. Ciboroski
Securities and Exchange Commission

122.
We note your disclosure that you have a liability for postretirement benefits that requires the full payment of certain medical expenses of such employees and their family members upon retirement based on the respective contracts. We also note from your disclosure that approximately 2.88% of the Group’s employees were still enrolled in the defined benefit pension plan as of December 31, 2011 and that approximately 73.92% of your workers employed by the Group and enrolled in the defined contribution plan have been included in the new Retirement Medical Coverage subaccount system. Please respond to the following:

•
Clarify whether the defined benefit pension plan and the postretirement benefit plans are being aggregated for purposes of your disclosures on pages F-79 through F-81. If not, please clarify where your liability related to postretirement medical benefits are recorded and quantify the amount of the liability.

•
Clarify whether the Retirement Medical Coverage subaccount system is the same thing as the program required by current collective bargaining agreements and individual employment contracts for postretirement benefits that require full payment of certain medical expenses. If not, please describe the differences, quantify the amount of the liability for each and discuss the accounting for each program.

•
Please provide disclosure of the assumed medical cost trend rates and quantify the effect of an increase and decrease of one percentage point in the assumed medical cost trend rate per the requirements in paragraph 120A(n) and (o) of IAS 19.

With respect to the first bullet of the Staff’s comment, we confirm to the Staff that the defined benefit pension plan and the postretirement benefit plans are being aggregated for purposes of our disclosures on pages F-125 to F-127.

To clarify that the plans are aggregated, we have revised our disclosure in Note 26. c) Provisions for pensions and similar obligations.  Please see page F-125.

With respect to the second bullet, we respectfully advise the Staff that the Retirement Medical Coverage (RMC) plan is the new defined contribution medical plan, included in the defined contribution plan (replacing the defined benefit medical plan) beginning January 1, 2006.

Prior to January 1, 2006, the Group offered a defined benefit medical plan, included in the defined benefit plan, to all eligible employees (and their families), that provided for the payment of 100% of medical expenses due to illness or accidents.  Under this plan, the Group accrues the estimated medical expense based upon actuarial calculations during the period of employment up to the date of retirement.

Stephanie J. Ciboroski
Securities and Exchange Commission

As of December 31, 2010 and 2011, the accrued expenses under the complete defined benefit plan amounted to Ps.1,844 million and Ps.1,780 million, respectively.

Beginning January 1, 2006, the Group changed its defined benefit medical plan from a defined benefit to an RMC (defined contribution).  All employees hired after January 1, 2006 were automatically enrolled in the new RMC plan.  Employees with more than 6 months of service as of January 1, 2006 were given the option of remaining under the defined benefit medical plan or transferring to the new RMC plan (defined contribution).  Under the RMC plan, the Group pays pre-established cash amounts to a given investment fund.  An employee’s benefits consist of the sum of such contributions, plus or minus the gains or losses from the management of such funds.

For the periods ending December 31, 2010 and 2011, the Group recognized as personnel expenses in the consolidated income statement Ps.192 million and Ps.143 million, respectively (see Note 44) related to the complete defined contribution plan.

As of December 31, 2010 and 2011, the investment fund of the defined contribution plan was Ps.3,884 million and Ps.3,917 million, respectively.

As of December 31, 2010 and 2011, approximately 3.11% and 2.88% of the Group’s employees, respectively, were still enrolled in the defined benefit plan while the remaining employees were enrolled in the defined contribution plan.

As of December 31, 2010 and 2011, approximately 69.1% and 73.9% of the workers employed by the Group and enrolled in the defined contribution plan have been included in the new RMC plan.

To clarify the differences between the medical coverage plans, we have revised the disclosure in Note 26. c) Provisions for pensions and similar obligations on pages F-123 to F-124.

With respect to the third bullet, we inform the Staff that we revised our disclosure to provide the required disclosure in accordance with IAS 19 of the assumed medical cost trend rates and quantified the effect of an increase and decrease of one percentage point in the assumed medical cost trend rate.

We have enhanced our disclosures in Note 26 on page F-125 to include medical cost trend rates in the table of significant actuarial assumptions.

Additionally, we have included disclosure on page F-127 to quantify the effect of a one percent change in the trend rate.

e) Provisions for tax and legal matters, page F-82

123.	You disclose on page 145 that the Mexican tax authorities recently issued an official communication setting forth that the deduction of losses arising from

Stephanie J. Ciboroski
Securities and Exchange Commission

Banco Santander Mexico’s sale of past due loans during fiscal year 2007 was not in compliance with applicable law. You go on to state that the amount of the assessment arising from the Mexican tax authorities’ determination is equal to approximately U.S. $375.4 million, including penalties and interest, and that you believe the assessment is incorrect and that the risk of a material loss to Banco Santander Mexico is remote. Please revise your disclosure to also quantify the amount of the assessment in Pesos, and tell us when this official communication was provided to you and your basis for determining that the loss is remote. As part of your response, please tell us whether you were required to make a payment in the meantime to the tax authorities while the case moves through administrative appeal.

We have taken into consideration the Staff’s comment and have modified the disclosure on pages 161-162.  The Group, with the assistance of its legal advisors, has filed a motion for reconsideration of the assessment.  The deduction of losses in connection with the sale of an asset is, in strict conformity with applicable tax law, a legal tax deduction as it does not result in a duplicate tax benefit for the Bank, nor does it adversely affect the Federal Treasury.  Consequently, we believe that the positions taken by the tax authorities have no legal basis and are derived from an incorrect interpretation of the Bank’s specific circumstances.  Accordingly, the risk of a material loss to Banco Santander Mexico is remote.  We have obtained a tax opinion from our tax advisors that supports our conclusions regarding the legal merit of the loss deductions as well as our evaluation of the probability of loss arising from this matter.

Finally, we advise the Staff that pursuant to the rules of the administrative appeal we are not required to make a payment to the tax authorities while the case moves through administrative appeal.

f) Provisions for off-balance sheet risks, page F-83

124.
Please revise your disclosure to quantify and state the nature of the off-balance sheet risks for which you have accrued a provision for off-balance sheet risk of Ps. 2.513 billion as of December 31, 2011. To the extent you prefer to cross-reference and avoid duplicative disclosure, you may clearly cross-reference to Note 12. To the extent that the related off-balance sheet risk is made up of multiple amounts disclosed in Note 12, ensure that your disclosure includes a total amount for each period presented as well as a summary of the amounts subsumed in that total.

We have revised the disclosure in Note 26.f) Provisions for off-balance sheet risks to quantify and state the nature of the off-balance sheet risks on page F-130.

125.
We note that you recorded a negative provision of Ps. 2.356 billion during 2011 to reduce your provision for off-balance sheet risk. We also note your disclosure on page 77 that the decrease was due to the release of provisions

Stephanie J. Ciboroski
Securities and Exchange Commission

that were above the required amount for undrawn credit lines. Please revise your disclosure here or in your Results of Operations discussion to state why your provision for off-balance sheet risks decreased by 48%, from Ps. 4.869 billion as of December 31, 2010 to Ps. 2.513 billion as of December 31, 2011, when per page F-59, the available lines of credit were only reduced 21% during 2011. As part of your response, please explain whether, and if so, how changes in the credit quality of your off-balance sheet risks support this decrease, versus reduction in volume of available credit lines and describe any actions taken to specifically reduce credit exposure by reducing available credit lines.

We acknowledge the Staff’s comment and we respectfully inform the Staff that we have revised our disclosure in Provisions (net) on page 88.

Note 30. Valuation adjustments, page F-87

126.
You disclose that unless extenuating circumstances exist, you consider reaching a 40% decline after 18 months below cost as indicators of objective evidence of impairment of equity securities, but you indicate that impairment is recorded as soon as you consider that the recoverable amount could be affected even if these indicators have not been reached. Please clarify whether this policy also applies to your debt securities, and if not, please tell us whether you use a similar type of threshold for your debt securities and if so, the parameters considered in your analysis.

We acknowledge the Staff’s comment and we respectfully inform the Staff that the thresholds disclosed in Note 30 as indicators of objective evidence of impairment of equity securities (40% and 18 months) do not apply to our debt securities.  Our assessment of whether there is any objective evidence that any of the available-for-sale debt securities is impaired is based on the criteria disclosed in Note 30.  The analysis includes, but is not limited to, the changes in the fair value of each asset, information about the issuer’s solvency and business, the near-term prospects of the issuer, the existence of any default or material change in the issuer, the trend in both net income and the dividend pay-out policy of the issuer, information about significant changes with an adverse effect that have taken place in the environment in which the issuer operates, changes in general economic conditions, whether a security’s fair value is a consequence of factors intrinsic to such investment or, rather are a consequence of uncertainties about the country’s or the overall economy, independent analyst reports and forecasts and other independent market data.

We supplementally inform the Staff that the thresholds disclosed in Note 30 as indicators of objective evidence of impairment of equity securities (40% and 18 months) are indicators applied by Banco Santander Spain. We referred to this policy as additional guidance to be considered when determining if the decline in the fair value of an investment in equity instrument is significant and prolonged.  However, upon further

Stephanie J. Ciboroski
Securities and Exchange Commission

review, we determined that the policy is not applicable for the Group since the value of our equity securities is not material (Ps. 166 million in 2011, Ps. 791 million in 2010) nor have the equity securities suffered significant gross unrealized losses in the years presented (Ps. 4 million in 2011 and Ps. 175 million in 2010).  Given that the policy of Banco Santander Spain is not applicable to our financial circumstances (nor has it been applied in prior periods), we have eliminated reference to the guidance from our disclosure in Note 30.

127.
In order to increase the transparency of your disclosure regarding the valuation adjustments and how they reconcile to the amounts disclosed in other footnotes and to the balance sheet, please consider adding disclosure to clarify the following:

•	The cumulative amount of the valuation adjustment for available-for-sale securities separately between debt instruments and equity instruments as of the balance sheet date; and

•
How the disclosure on page F-61 of the Ps. 393 million of accumulated gain on the effective part of the hedging derivative that was recognized in shareholders’ equity relates to the Ps. 930 million classified on the balance sheet as the valuation adjustment for the cash flow hedges.

We acknowledge the Staff’s comment and have included a summary of changes in the cumulative valuation adjustments recorded to available-for-sale securities in Note 13 on pages F-137 to F-138.

We have also added disclosures on page F-138 to clarify information regarding accumulated unrealized gains on cash flow hedging instruments.

Note 32. Minimum capital requirements, page F-90

128.
We note your presentation of the capitalization requirements applicable to full service banks and your disclosure that you exceed the minimum legal amounts required by the Commission. In order to increase the transparency of the disclosure and to provide context as to the strength of your capitalization requirements to the minimum legal requirements, please also disclose the minimum legal capitalization ratios required for reach metric disclosed.

Stephanie J. Ciboroski
Securities and Exchange Commission

We have taken into consideration the Staff’s comment and respectfully confirm to the Staff that the information included was informative.  The only ratio used by the Commission to measure the legal capitalization is the “Net Capital / Assets subject to Credit, Market and Operating Risk,” ratio that must be over 8%.

We have revised our disclosure as per the Staff’s suggestion on page F-141.

Note 33. Memorandum accounts, page F-91

129.	Please tell us why you have excluded commercial credit and public sector loan commitments from your table of contingent commitments on page F-92.

We have revised the disclosure in Note 33 on page F-143 to include commercial credit and public sector loan commitments in our table of contingent commitments.

Note 34. Derivatives…, page F-92

130.
Please reconcile your Ps. 24.441 billion notional amount disclosed for cross currency swaps designated as cash flow hedges on pages F-93 and F-94 to your disclosure on page F-61 that indicates a total of Ps. 2.246 billion in notional amount for cross currency swaps as of December 31, 2011. If your disclosure in Note 13 is based on a different currency than Mexican Pesos, please also disclose the related amounts in Mexican Pesos.

In response to the Staff’s comment, we have revised our disclosure in Note 13. Hedging derivatives b) Quantitative information on page F-93 to F-95 to include a column for the related notional amount in Mexican pesos for each of the derivative financial instruments presented on a different currency than Mexican Pesos.

We respectfully inform the Staff that the amount of Ps.24.441 billion is an aggregate of various currencies and is not a summation of Mexican pesos (U.S.$1,241 + €180 + UDIs 825).

Additionally, we inform the Staff that the reconciliation of the Ps 24.441 billion notional amount disclosed for cross currency swaps designated as cash flow hedges on pages F-144 to F-146 to the disclosure on page F-95 is as follows:

Stephanie J. Ciboroski
Securities and Exchange Commission

Cross Currency Swaps

Hedged Item	Nominal (Million pesos)	Nominal (million)	Currency
Loans and receivables	17,306	1,241	US Dollar
Loans and receivables	3,266	180	Euro
UDIBONDS	3,869	825	UDIS
	24,441

Please see the modifications to the disclosures in Note 13. Hedging derivatives on pages F-93 and F-95.

Note 47. Other disclosures, page F-106

d) Restricted availability assets, page F-111

e) Restriction on earnings distribution, page F-111

131.
Please revise your disclosure to quantify the amount of assets with restricted availability (e.g., Central Bank Deposits and certain repurchase agreements), as well as the amount of earnings that are restricted from distribution (e.g., the legal reserve and certain unrealized gains on financial instruments).

We have taken into consideration the Staff’s comment and we present the modifications that we have included in the filing on page F-165.

Note 50. Risk Management, page F-117

Risks and results in 2011, page F-128

132.
Please tell us why you have disclosed a number of your risk and liquidity measurements (e.g., VaR, interest rate risk, MVE, and debt outstanding, among others) in U.S. Dollars rather than Mexican Pesos throughout this Note. Alternatively, please revise your disclosure to also present these measures in Mexican Pesos, consistent with the reporting currency of your financial statements.

We respectfully advise the Staff that the reason why we disclosed some measurements in U.S. dollars rather than Mexican pesos throughout the Note is because U.S. dollars are the official currency used to inform our market risk metrics to the Group.

In response to the Staff, we have revised our disclosure and we have included the amount in Mexican pesos.  Please refer to the revised tables noted in our response to comment 133 below.

Stephanie J. Ciboroski
Securities and Exchange Commission

133.
We note your disclosure that VaR changed in 2011 “due mainly to changes in the prices of the risk factors.” Please revise your disclosure to address the manner in which VaR modeling and strategy changed throughout 2011, as well as the extent to which it has changed during 2012. Please also clarify what you mean when you state that “[t]he dynamic management of this profile enables the Group to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.”

We respectfully inform the Staff that VaR modeling did not change in 2010, 2011 or 2012.

We have revised pages F-184 and F-188 to better explain variations in VaR and to disclose the market risk metrics in Mexican pesos.  As part of these revisions, we removed the statement regarding the dynamic management of our VaR profile.

In 2010, the changes in VaR were due mainly to changes in the market data (market levels of the risk factors), the interest rate risk and Vega FX that decreased as a result of changes in the composition of the trading book.  Vega FX is the rate of change of the value of the portfolio with respect to the volatility of the underlying foreign exchange.

In 2011, the changes in VaR were due mainly to changes in the market data (market levels of the risk factors), the interest rate risk and Vega IR risk that decreased as a result of changes in the composition of the trading book.  Vega IR is the rate of change of the value of the portfolio with respect to the volatility of the underlying interest rates.

In 2012, the average VaR of the Group’s market trading operations during the first semester in 2012, stood at Ps.99.57 million (U.S.$7.49 million), lower than that of Ps.125.29 million (U.S.$10.07 million) in 2011.  The changes in VaR were due to changes in the market data (market levels of the risk factors) and the Vega IR risk that decreased as a result of changes in the composition of the trading book.  At the end of June 2012, the VaR stood at Ps.111.87 million (U.S.$8.38 million).

Average VaR fell by Ps.25.72 million (U.S.$2.58 million) with respect to 2011. This reduction was concentrated in interest rate VaR, which fell from Ps.119.92 million (U.S.$9.68 million) to Ps.100.83 million (U.S.$7.58 million), in equities VaR from Ps.42.35 million (U.S.$3.40 million) to Ps.13.18 million (U.S.$0.99 million), and in exchange rate VaR from Ps.20.10 million (U.S.$1.67 million) to Ps.9.32 million (U.S.$0.70 million).

Additionally, when we stated that “[t]he dynamic management of this profile enables the Group to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty,” we meant to express the idea that traders are allowed to change their positions so that they can take advantage of the market opportunities that arise from the market volatility, provided that market and credit risk limits are not exceeded.

Stephanie J. Ciboroski
Securities and Exchange Commission

Please see the modifications on pages F-184, F-186, F-187, F-188, F-190, F-191 and F-195 to the consolidated financial statements.

Note 51. Transition to International Financial Reporting Standards, page F-135

134.
To the extent that your primary financial statements reflect the use of the mandatory exceptions of IFRS 1, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraphs 13-17 and 23 of IFRS 1 and Instruction 3 to Item 8 of Form 20-F by operation of Item 4(a) of Form F-1.

We confirm to the Staff that the use of mandatory exceptions to IFRS 1 did not have any effects on the financial statements.

Accounting estimates. The items recognized in our IFRS financial statements that incorporate estimates made in accordance with Mexican Banking GAAP consist of:

•	Foreclosed assets held for sale and related impairment losses

•	Tangible assets and related depreciation

•	Intangible assets and related amortization

•	Provision for legal and tax matters, and

•	Provision for pensions and other obligations.

The accounting estimates used to determine the amounts recognized in the IFRS financial statements were the same as those used under Mexican Banking GAAP and were not adjusted for changes in accounting policies or errors.

Other significant estimates, including financial assets and liabilities measured at fair value,  impairments of financial assets and provisions for off-balance sheet risk are different under IFRS and Mexican Banking GAAP and therefore do not fall under the scope of the IFRS 1 mandatory exemption. Accordingly, we have recognized reconciling adjustments for differences in such estimates.

Stephanie J. Ciboroski
Securities and Exchange Commission

Hedge accounting.  All hedging relationships recognized as of the date of transition to IFRS qualify for hedge accounting, and met the conditions for hedge accounting under IAS 39.

Non-controlling interest.  Beginning on the date of transition total comprehensive income determined in accordance with IFRS was attributed to the controlling and non-controlling interest.  There were no transactions involving changes in our interest in subsidiaries that did not result in loss of control or disposals of subsidiaries that had a material effect on non-controlling interest.

Derecognition of financial assets. There were no financial assets recognized as of the date of transition that were derecognized under Mexican Banking GAAP prior to January 1, 2004.

In light of the fact that IFRS 1 mandatory exemptions are immaterial, we have added a statement to that effect on page F-196.

135.
We note your description of the optional exemptions under IFRS 1 that you applied to your opening balance sheet as of January 1, 2010. Please revise your disclosure to address the following pursuant to Instruction 4 to Item 5 of Form 20-F by operation of Item 4(a) of Form F-1:

•	Describe the accounting principle that you used to account for past business combinations with acquisition dates prior to the date of transition to IFRS.

•
Include qualitative disclosure of the impact on financial condition, changes in financial, condition and results of operations that the treatment specified by IFRS would have had absent the election to rely on each of the three exemptions you have applied.

•
We note your third exemption where you elected to recognize all cumulative actuarial gains and losses arising from pension and postemployment benefits at the date of transition to IFRS. We also note per page F-78 that under Mexican Labor Law, you are liable for severance payments and seniority premiums to employees terminated under certain circumstances as well as other obligations derived from the collective bargaining agreement. Please tell us how you account for these benefits to your employees in Mexico under IFRS, and address why these calculations are based on the parameters established by the Central Bank. Also, disclose the extent to which your prior policy under Mexican Banking GAAP differed from how you account for these benefits under IFRS.

Stephanie J. Ciboroski
Securities and Exchange Commission

We acknowledge the Staff’s comments noted in the first and second bullet points and have added additional disclosures presented on page F-196.

In response to the inquiries in the third bullet, severance payments and seniority premium benefits are accounted for as post-employment benefits under both Mexican Banking GAAP and IFRS.  Accordingly, the liability has been recognized for both such benefit obligations and is included in the provision for pensions and similar obligations.

Severance benefits are mandated by Mexican labor law in the case of involuntary terminations, but are not required when personnel leave voluntarily. There is diversity in practice among Mexican entities in terms of how severance benefits are accounted for under IFRS wherein some entities account for the benefits as post-employment benefits, while others have accounted for them as termination benefits.  We believe that as a result of the Group’s past practice of paying employees severance benefits regardless of the reason for the employee’s departure, we have established a constructive obligation and therefore have concluded that payment of the benefits is certain. Paragraph 136 of IAS 19, Employee Benefits, indicates that the benefit obligations should be accounted for as post-employment benefits when payment is certain.

Seniority premium benefits are statutory benefits payable upon retirement consisting of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service.  Accordingly, the seniority premium benefits represent a defined benefit that is payable to all employees meeting legal vesting requirements and is accounted for as a post-employment benefit.

The reference to the parameters of the Central Bank was an error in translation that has been eliminated from the disclosure in order to avoid confusion.

Finally, we supplementally advise the Staff that the excess of the purchase price paid over the net assets acquired of Grupo Financiero Serfin amounted to approximately Ps.11,932 million.

a) Impairment losses and provision for off-balance sheet risk, page F-137

136.
We note your discussion that explains the impairment losses and provision for off-balance sheet risk reconciling items within your reconciliation of consolidated equity reported under Mexican Banking GAAP to IFRS. However, it appears that your explanation addresses an increase to equity under IFRS, but it does not address why you recorded a Ps. 5 billion decrease to equity under IFRS related to the provision for off-balance sheet risk. Please revise your disclosure to address the latter adjustment to equity under IFRS, including why the effect is opposite and much larger than the effect related to impairment losses when similar policies for each appear to be used under Mexican Banking GAAP and IFRS.

Stephanie J. Ciboroski
Securities and Exchange Commission

We acknowledge the Staff’s comment and advise the Staff that as of January 1, 2010 and December 31, 2010, the combined reserves for impairment losses and the provision for off-balance sheet risk under IFRS resulted in net decreases to equity as compared to the corresponding amounts recorded under Mexican Banking GAAP.  The amounts of the estimated losses are as follows:

Millions of pesos	IFRS			Mexican Banking GAAP	Difference
	Reserve for Impairment	Off-balance sheet risk	Total	Reserve for Impairment
January 1, 2010	10,077	5,048	15,125	12,036	3,089
December 31, 2010	7,558	4,869	12,427	10,254	2,173

The reconciling item for the reserve for impairment losses appears as an increase to equity because the Group is required to group both the reserve for impairment losses and the provision for off-balance sheet risk as a contra asset to loans and receivables under Mexican Banking GAAP, whereas such amounts are separated into contra-assets and liability provisions under IFRS.

The projected loss method used for Mexican Banking GAAP purposes incorporates a shorter historical experience window, as compared to that which was used for IFRS. At January 1, 2010 and December 31, 2010, the Mexican Banking GAAP estimate relies on a one-year window which results in the exclusion of historical losses incurred during 2008, in which we suffered sharply higher losses as compared to 2009 and 2010.  By contrast, the incurred loss model adopted for IFRS takes into account historical losses suffered during 2008 for the reserve and provision estimates at the date of transition and December 31, 2010.  Accordingly, our loss reserves and provisions under IFRS are higher than the corresponding amounts under Mexican Banking GAAP as of January 1, 2010 and December 31, 2010 as noted in the above table.

Please see our revised disclosure on page F-199.

b) Fair value measurements, page F-137

137.
We note your discussion that explains that due to the lack of trading volume for certain financial instruments, the quoted market prices of such instruments was not deemed to be sufficiently current for purposes of measuring fair value under IFRS. As a result, you made adjustments based on the application of an internal model developed by the Group under IFRS that incorporates observed volatility and interest rate curve outputs. Please respond to the following:

•	Disclose in more detail why the effect of the adjustments was an increase in fair value under IFRS as compared to Mexican Banking GAAP. For example, describe which assumptions typically drove an

Stephanie J. Ciboroski
Securities and Exchange Commission

increase in the fair value of the instruments, and clarify whether any liquidity adjustments were also made as part of your methodology.

•	As part of your response, please explain the typical time period between the last trade of the instruments versus the balance sheet measurement date.

•	In order to provide context of the size of the adjustments, please provide disclosure quantifying the fair value of the instruments for which this adjustment was required.

•	Expand your disclosure to define what “Mexder” refers to and how this was considered in your analysis of the required adjustment.

We have taken into consideration the Staff’s comment and we have revised our consolidated financial statements on page F-200 accordingly.

138.	Please disclose an explanation for footnote (i) that is included within your reconciliation of consolidated comprehensive income reported under Mexican Banking GAAP to IFRS.

In response to the Staff’s comment, we have added an explanation for footnote (i) on page F-202.

Consolidated statement of cash flow for the year ended December 31, 2010, page F-136

139.
We note your disclosure on page F-137 that operating cash flows for IFRS purposes include cash outflows of 24,031 million pesos for originations of loans and receivables which are included in funds available for Mexican Banking GAAP purposes. Please revise to clarify whether this disclosure is directly related to your previous explanation included in footnote (1) on page F-136. Specifically, clarify whether the originations of loans and receivables that you mention here are restricted Central Bank deposits, and whether the funds available for Mexican Banking GAAP purposes are classified as cash and cash equivalents under Mexican Banking GAAP and loans and receivables under IFRS.

We confirm that the disclosure of operating, investing and financing cash flow differences between Mexican Banking GAAP and IFRS was intended to form part of footnote (1) wherein we explained that restricted Central Bank deposits that are classified as cash and cash equivalents under Mexican Banking GAAP are reported as loans and receivable under IFRS.  In response to the Staff’s comment, we have modified the disclosure on pages F-198 to F-199.

Stephanie J. Ciboroski
Securities and Exchange Commission

Condensed Parent Company Only Balance Sheets…, page F-141

140.
We note that you have no cash in the parent company as of December 31, 2011, and you have a dividend payable of Ps. 11.35 billion. Furthermore, we note that you paid the dividend of Ps. 11.35 billion on March 5, 2012 as per your disclosure on page 168.

Please disclose how you obtained the cash in order to pay the dividends, including the source (e.g., Banco Santander Mexico) and timing of the cash inflow. To the extent that is the typical method and timing of how you obtain cash in order to pay your parent company dividends outstanding as of the end of the period, please disclose that fact.

In response to the Staff’s comment, we have added disclosure on page F-212.

*  *  *  *

Stephanie J. Ciboroski
Securities and Exchange Commission

We very much appreciate the Staff’s willingness to review the Registration Statement on a confidential basis. Should you have any questions about the responses contained herein, please contact Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950.  If you have any questions or comments on accounting matters relating to the Registration Statement, please feel free to contact Guillermo Roa at Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, by telephone at (52-55) 5080-6086 or by facsimile at (521-55) 5452-2898.

Very truly yours, /s/ Eduardo Fernández García-Travesí Eduardo Fernández García-Travesí General Counsel Grupo Financiero Santander, S.A.B. de C.V.

Enclosures

CC:	Pedro José Moreno Cantalejo (Grupo Financiero Santander, S.A.B. de C.V.)
Nicholas A. Kronfeld (Davis Polk & Wardwell LLP)
Stuart K. Fleischmann (Shearman & Sterling LLP)
Luis Nicolau (Ritch Mueller, S.C.)
Rafael Robles (Bufete Robles Miaja, S.C.)
Guillermo Roa (Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited)

Via Secure E-mail System